As filed with the Securities and Exchange Commission on April 20, 2012

Registration No. 333-135640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 11

TO

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AUXILIO, INC.

(Exact name of registrant as specified in its charter)

Nevada	7389	88-0350448
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

26300 La Alameda, Suite 100,
Mission Viejo, California  92691
(949) 614-0700
(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Joseph Flynn
Chief Executive Officer
26300 La Alameda, Suite 100,
Mission Viejo, California  92691
(949) 614-0700
(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

John F. Cannon, Esq. Melissa L. Nunez, Esq. Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, California 92660 (949) 725-4000

Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement is declared effective

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☑

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

_____________
Explanatory Note:

This Post-Effective Amendment No. 11 to the Registration Statement on Form S-1, Registration No. 333-135640, is filed for the purpose of including the Registrant's financial statements for the fiscal year ended December 31, 2011 contained in the Registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 10, 2012, to update this registration statement for certain disclosures contained in the Form 10-K and to include certain exhibits.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED.  THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.  THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION,
PRELIMINARY PROSPECTUS DATED APRIL 20, 2012

PROSPECTUS
1,036,541 SHARES
OF
AUXILIO, INC.
COMMON STOCK
_____________

26300 La Alameda, Suite 100, Mission Viejo, California  92691
(949) 614-0700

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 1,036,541 shares of our common stock, consisting of:

•
175,000 shares of our common stock previously issued upon (i) the conversion of the principal amount owing under $3,000,000 Secured Convertible Term Note issued to Laurus Master Fund, LTD and (ii) the conversion of the interest accrued and owing under the note;

•	478,527 shares of our common stock issuable upon exercise of the warrant issued to Laurus Master Fund, LTD in connection with the issuance of $3,000,000 Secured Convertible Term Note; and

•	383,014 shares of our common stock issuable upon the exercise of currently outstanding warrants to purchase shares of our common stock.

The selling stockholders may sell their shares from time to time at the prevailing market price or in negotiated transactions. The selling stockholders will receive the net proceeds from the sale of the shares. We will receive proceeds if some or all of the warrants held by the selling stockholders are exercised with cash.  We will pay the expenses of registration of the shares.

Our common stock trades on the Over-the-Counter (OTC) Bulletin Board®, an electronic stock listing service provided by the Nasdaq Stock Market, Inc. under the symbol “AUXO.OB”.  On April 10, 2012, the last bid price for the common stock on the OTC Bulletin Board was $1.15 per share.

The selling stockholders, and any participating broker dealers are deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker−dealer are regarded as underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.  Brokers or dealers effecting transactions in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of an exemption from registration.
____________

BEGINNING ON PAGE 2, WE HAVE LISTED SEVERAL "RISK FACTORS" WHICH YOU SHOULD CONSIDER. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.
____________

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
____________

The date of this prospectus is April ____, 2012

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1

RISK FACTORS	2

USE OF PROCEEDS	6

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	6

MANAGEMENT’S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS	8

BUSINESS	12

DIRECTORS AND EXECUTIVE OFFICERS	15

LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS	17

EXECUTIVE AND DIRECTOR COMPENSATION AND OTHER INFORMATION	18

BENEFICIAL OWNERSHIP OF SECURITIES	22

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	23

DESCRIPTION OF SECURITIES	23

SELLING STOCKHOLDERS	25

PLAN OF DISTRIBUTION	27

LEGAL MATTERS	28

EXPERTS	28

WHERE YOU CAN FIND MORE INFORMATION	28

FINANCIAL REPORTS	F-1

You should rely only on the information contained in or incorporated by reference into this prospectus.  We have not, and the selling stockholders have not, authorized anyone, including any salesperson or broker, to give oral or written information about this offering, our Company, or the shares of common stock offered hereby that is different from the information included in this prospectus.  If anyone provides you with different information, you should not rely on it.  This prospectus is an offer to sell only the securities offered by this prospectus under circumstances and in the jurisdictions where it is lawful to do so.  The information in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or any sales of these securities.

CAUTION REGARDING FORWARD−LOOKING INFORMATION

This prospectus contains “forward-looking statements” and information relating to our business that are based on our beliefs as well as assumptions made by us or based upon information currently available to us.  When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project”, “should” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements include, but are not limited to, statements relating to our performance in “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation”.  These statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties.  Actual and future results and trends could differ materially from those set forth in such statements due to various factors.  Such factors include, among others:  general economic and business conditions; industry capacity; industry trends; competition; changes in business strategy or development plans; project performance; the commercial viability of our products and offerings; availability, terms, and deployment of capital; and availability of qualified personnel.  These forward-looking statements speak only as of the date of this prospectus.  Subject at all times to relevant federal and state securities law disclosure requirements, we expressly disclaim any obligation or undertaking to disseminate any update or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.  In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including other prospectus supplements, “Caution Regarding Forward-Looking Information,” “Risk Factors” and the financial statements, before making an investment decision.

Business

Auxilio, Inc. was incorporated under the laws of the State of Nevada on August 29, 1995, under the name Corporate Development Centers, Inc.  As a result of a series of transactions, which are more fully described in the section entitled “Business” below, in April 2004, we changed our name to Auxilio, Inc. Where appropriate, references to “Auxilio,” the “Company,” “we” or “our” include Auxilio, Inc., Auxilio Solutions, Inc. and e-Perception Technologies, Inc.

Auxilio provides total outsourced document image management services and related financial and business processes for major healthcare facilities.  Our proprietary technologies and unique processes assist hospitals, health plans and health systems with strategic direction and services that reduce document image expenses, increase operational efficiencies and improve the productivity of their staff. Auxilio’s analysts, consultants and resident hospital teams work with senior hospital financial management and department heads to determine the best possible long term strategy for managing the millions of document images produced by their facilities on an annual basis. Auxilio’s document image management programs help our clients achieve measurable savings and a fully outsourced process. Auxilio's target market includes medium to large hospitals, health plans and healthcare systems.

Our principal executive offices are located at 26300 La Alameda, Suite 100, Mission Viejo, California 92691 and our telephone number is (949) 614-0700.  Our corporate website is www.auxilioinc.com.  The information found on our website is not intended to be part of this prospectus and should not be relied upon by you when making a decision to invest in our common stock.

The Offering

This prospectus relates to the resale by the selling stockholders identified in this prospectus of up to 1,036,541 shares of our common stock, consisting of:

•
175,000 shares of our common stock issued upon (i) the conversion of the principal amount owing under $3,000,000 Secured Convertible Term Note issued to Laurus Master Fund, LTD and (ii) the conversion of the interest accrued and owing under the note;

•	478,527 shares of our common stock issuable upon exercise of the warrant issued to Laurus Master Fund, LTD in connection with the issuance of $3,000,000 Secured Convertible Term Note; and

•	383,014 shares of our common stock issuable upon the exercise of currently outstanding warrants to purchase shares of our common stock.

The common shares offered under this prospectus may be sold by the selling stockholders on the public market, in negotiated transactions with a broker-dealer or market maker as principal or agent, or in privately negotiated transactions not involving a broker or dealer.  We will not receive any proceeds from the sale of our common stock by the selling stockholders.  We will, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised with cash.  Please see the disclosures in “Use of Proceeds” section.

Information regarding the selling stockholders, the common shares they are offering to sell under this prospectus, and the times and manner in which they may offer and sell those shares is provided in the sections of this prospectus captioned “Selling Stockholders” and “Plan of Distribution.”

Our common stock trades on the Over-the-Counter (OTC) Bulletin Board®, an electronic stock listing service provided by the Nasdaq Stock Market, Inc. under the symbol “AUXO.OB”. On April 10, 2012, the last bid price for our common stock on the OTC Bulletin Board was $1.15 per share.

As of April 10, 2012, we had 19,449,783 shares of common stock outstanding. The number of shares registered under this prospectus would be approximately 5.33% of the total common stock outstanding, assuming the conversion of the notes being registered hereunder, and the interest accruing thereon, into shares of common stock and the exercise of all warrants to purchase common stock being registered hereunder.

RISK FACTORS

You should carefully consider the risks described below before buying shares of our common stock in this offering.  The risks and uncertainties described below are not the only risks we face.  Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations.  If any of the adverse events described in this risk factors section actually occur, our business, results of operations and financial condition could be materially adversely affected, the trading price of our common stock could decline and you might lose all or part of your investment.  We make various statements in this section which constitute “forward-looking” statements under Section 27A of the Securities Act. Forward-looking statements set forth estimates of, or our expectations or beliefs regarding, our future financial performance. Those estimates, expectations and beliefs are based on current information and are subject to a number of risks and uncertainties that could cause our actual operating results and financial performance in the future to differ, possibly significantly, from those set forth in the forward-looking statements contained in this prospectus and, for that reason, you should not place undue reliance on those forward-looking statements. Those risks and uncertainties include, although they are not limited to, the following:

Risks Related to Our Industry

We face substantial competition from better established companies that may offer similar products and services at a lower cost to our customers, resulting in a reduction in the sale of our products and services.

The market for our products and services is competitive and is likely to become even more competitive in the future.  Increased competition could result in pricing pressures, reduced sales, reduced margins or the failure of our products and services to achieve or maintain market acceptance, any of which would have a material adverse effect on our business, results of operations and financial condition.  Many of our current and potential competitors enjoy substantial competitive advantages, such as:

•	greater name recognition and larger marketing budgets and resources;
•	established marketing relationships and access to larger customer bases;
•	substantially greater financial, technical and other resources; and
•	larger technical and support staffs.

As a result, our competitors may be able to respond more quickly than we can to new or changing opportunities, technologies, standards or customer requirements.  For all of the foregoing reasons, we may not be able to compete successfully against our current and future competitors.

We are dependent upon our vendors to continue to supply us equipment, parts, supplies, and services at comparable terms and price levels as the business grows.

Our access to equipment, parts, supplies, and services depends upon our relationships with, and our ability to purchase these items on competitive terms from our principal vendors.  We do not enter into long-term supply contracts with these vendors and we have no current plans to do so in the future.  These vendors are not required to use us to distribute their equipment and are free to change the prices and other terms at which they sell to us.  In addition, we compete with the selling efforts of some of these vendors.  Significant deterioration in relationships with, or in the financial condition of, these significant vendors could have an adverse impact on our ability to sell equipment as well as our ability to provide effective service and technical support.  If one of these vendors terminates or significantly curtails its relationship with us, or if one of these vendors ceases operations, we would be forced to expand our relationships with our existing vendors or seek out new relationships with previously unused vendors.

Risks Related to Our Business

A substantial portion of our business is dependent on our largest customers.

The loss of any key customer could have a material adverse effect upon our financial condition, business, prospects and results of operation.  Our two largest customers represented approximately 40% of our revenues for the year ended December 31, 2011.  Although we anticipate that these customers will represent approximately 28% of revenue for 2012, the loss of any of these customers may contribute to our inability to operate as a going concern and may require us to obtain equity funding or debt financing to continue our operations.  We cannot be certain that we will be able to obtain such financing on commercially reasonable terms, or at all.

We may be unable to recruit and maintain our senior management and other key personnel on whom we are dependent.

We are highly dependent upon senior management and key personnel, and we do not carry any insurance policies on such persons.  In particular, we are highly dependent upon Joseph J. Flynn, our Chief Executive Officer, and Paul T. Anthony, our Chief Financial Officer.  The loss of any of our senior management, or our inability to attract, retain and motivate the additional highly-skilled employees and consultants that our business requires, could substantially hurt our business, prospects, financial condition and results of operations.  In addition, we rely on the ability of our management team to work together effectively.  If our management team fails to work together effectively, our business could be harmed.

The market may not accept our products and services and we may not be able to continue our business operations; or if the market is receptive to our products but not our services, our revenues and profitability will be harmed.

Our products and services are targeted to the healthcare market, a market in which there are many competing service providers.  Accordingly, the demand for our products and services is very uncertain.  The market may not accept our products and services.  Even if our products and services achieve market acceptance, our products and services may fail to address the market’s requirements adequately.

In addition, if we are able to sell our products but are unable to provide ongoing services, our revenues and profitability will be harmed.  Our services are integral to the successful deployment of our solutions.  If we do not effectively service and support our customers, our revenues and operating results would be harmed.

We may need additional capital in the future and, if such capital is not available on terms acceptable to us or available to us at all, we may be unable to continue our business operations.

We may need capital in the future to continue our business operations or to expand.  If we need capital, we cannot be certain that it will be available on terms acceptable to us or available to us at all.  In the event we need to raise capital, we may not be able to:

•	develop or enhance our service offerings;
•	take advantage of future opportunities; or
•	respond to customers and competition.

We may not be able to maintain our current rate of growth and, as a result, our profitability may suffer.

To continue to be successful, we may need to implement additional management information systems, develop further our operating, administrative, financial and accounting systems and controls and maintain close coordination among our executive, finance, marketing, sales and operations organizations.  Any failure to maintain our current rate of growth may result in a decline of our profitability.

Risks Related to the Market for Our Securities

Because the public market for shares of our Common Stock is limited, stockholders may be unable to resell their shares of Common Stock.

Currently, there is only a limited public market for our Common Stock on the OTCBB and our stockholders may be unable to resell their shares of Common Stock.  Currently, the average daily trading volume of our Common Stock is not significant, and it may be more difficult for you to sell your shares in the future, if at all.

The development of an active trading market depends upon the existence of willing buyers and sellers who are able to sell shares of our Common Stock as well as market makers willing to create a market in such shares.  Under these circumstances, the market bid and ask prices for the shares may be significantly influenced by the decisions of the market makers to buy or sell the shares for their own account.  Such decisions of the market makers may be critical for the establishment and maintenance of a liquid public market in our Common Stock.  Market makers are not required to maintain a continuous two-sided market and are free to withdraw quotations at any time.  We cannot assure our stockholders that an active public trading market for our Common Stock will develop or be sustained.

The price of our Common Stock may be volatile and could decline in value, resulting in loss to our stockholders.

The market for our Common Stock is volatile, having ranged in the last twelve months from a low of $0.52 to a high of $1.47 on the OTCBB.  The market price for our Common Stock has been, and is likely to continue to be, volatile.  The following factors may cause significant fluctuations in the market price of shares of our Common Stock:

•	fluctuations in our quarterly revenues and earnings or those of our competitors;

•	variations in our operating results compared to levels expected by the investment community;

•	announcements concerning us or our competitors;

•	announcements of technological innovations;

•	sale of shares or short-selling efforts by traders or other investors;

•	market conditions in the industry; and

•	the conditions of the securities markets.

The factors discussed above may depress or cause volatility of our share price, regardless of our actual operating results.  In addition, the highly volatile nature of our stock price may cause investment losses for our stockholders.  In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. If securities class action litigation is brought against us, such litigation could result in substantial costs while diverting management’s attention and resources.

There are a large number of shares of Common Stock that may be issued or sold, and if such shares are issued or sold, the market price of our Common Stock may decline.

As of December 31, 2011, we had approximately 19,449,783 shares of our Common Stock outstanding.

If all warrants and options outstanding as of December 31, 2011 are exercised prior to their expiration, up to approximately 9.3 million additional shares of Common Stock could become freely tradable. Additionally, we have granted approximately 333,824 Restricted Stock Units which will vest in the futureover a period of 90 days to three years. Such sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market price of our Common Stock and could also make it more difficult for us to raise funds through future offerings of Common Stock. Additionally we have $1,850,000 in convertible debt which, if converted to stock, would further dilute the per share value.

Future sales of restricted stock could adversely affect the price of our Common Stock and our ability to complete additional financing.

Although our Common Stock is currently quoted on the OTCBB, the volume of trading of our Common Stock and the number of shares in the public float are small.  Sales of a substantial number of shares of our Common Stock into the public market in the future could materially adversely affect the prevailing market price of our Common Stock.  During the year ended December 31, 2009, we sold 1,416,667 shares of our Common Stock to finance our operations.  Such a large “over-hang” of stock eligible for sale in the public market may have the effect of depressing the market price of our Common Stock, and make it difficult for us to obtain debt or equity financing, if we are able to obtain such financing at all.

If our Common Stock is determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our Common Stock and an investor may find it more difficult to acquire or dispose of our Common Stock in the secondary market.

Our Common Stock may be subject to the so-called “penny stock” rules.  The SEC has adopted regulations that define a “penny stock” to be any equity security that has a market price per share of less than $5.00, subject to certain exceptions, such as any securities listed on a national securities exchange.  For any transaction involving a “penny stock,” unless exempt, the rules impose additional sales practice requirements on broker-dealers, subject to certain exceptions.  If our Common Stock is determined to be a “penny stock,” a broker-dealer may find it more difficult to trade our Common Stock and an investor may find it more difficult to acquire or dispose of our Common Stock on the secondary market.

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our Common Stock.  We do not anticipate paying dividends on our Common Stock in the foreseeable future.  We may not have sufficient funds to legally pay dividends.  Even if funds are legally available to pay dividends, we may nevertheless decide in our sole discretion not to pay dividends and to retain any future earnings to fund growth.

Other Risks

It may be difficult for a third party to acquire us even if doing so would be beneficial to our stockholders.

Some provisions of our Articles of Incorporation, as amended, and Bylaws, as well as some provisions of Nevada or California law, may discourage, delay or prevent third parties from acquiring us, even if doing so would be beneficial to our stockholders.

As a public company, we are subject to complex legal and accounting requirements that will require us to incur significant expenses.

As a public company, we are subject to numerous legal and accounting requirements that do not apply to private companies. The cost of compliance with many of these requirements is material, not only in absolute terms but, more importantly, in relation to the overall scope of the operations of a small company.  The cost of such compliance may prove to be a substantial competitive disadvantage vis-à-vis our privately held and larger public competitors.

The impact of any additional deterioration of the global credit markets, financial services industry and U.S. economy may continue to negatively affect our business and our ability to obtain capital, if needed.

A deterioration in the global credit markets, the financial services industry and the U.S. economy has resulted in a period of substantial turmoil and uncertainty characterized by unprecedented intervention by the United States federal government and the failure, bankruptcy, or sale of various financial and other institutions.  The impact of these events on our business and the severity of the current economic crisis is uncertain.  It is possible that the current crisis in the global credit markets, the financial services industry and the U.S. economy may adversely affect our business, vendors and prospects as well as our liquidity and financial condition.  As a result no assurances can be given as to our ability to increase our customer base and generate positive cash flows.  Although we were able to raise additional working capital through convertible note agreements and private placement offerings of our Common Stock, we may not be able to continue this practice in the future or we may not be able to obtain additional working capital through other debt or equity financings. In the event that sufficient capital cannot be obtained, we may be forced to significantly reduce operating expenses to a point that would be detrimental to our business operations and business development activities. These courses of action may be detrimental to our business prospects and result in material charges to our operations and financial position. In the event that any future financing should take the form of the sale of equity securities, the current equity holders may experience dilution of their investments.

USE OF PROCEEDS

Although we may receive cash proceeds from the exercise of warrants related to the issuance of common stock covered by this prospectus, we will not receive any proceeds from the sale of our common stock by the selling stockholders. Any net proceeds from the sale of our common stock offered pursuant to this prospectus will be received by the selling stockholders.  We intend to use the proceeds received by us from the cash exercise of the warrants for working capital and general corporate purposes.

MARKET FOR REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our Common Stock is quoted on the Over the Counter Bulletin Board, referred to as the OTCBB, under the symbol “AUXO.OB”.  As such, the market may be less liquid, receive less coverage by security analysts and news media, and generate lower prices than might otherwise be obtained if they were listed on a national exchange.

The following table presents quarterly information on the high and low sales prices of our Common Stock for the fiscal year ending December 31, 2012 (through March 31, 2012), and the fiscal years ended December 31, 2011 and 2010, furnished by the OTCBB.

	High	Low
Fiscal Year Ending December 31, 2012
First Quarter (through March 31, 2011)	$1.47	$0.75

Fiscal Year Ended December 31, 2011
First Quarter	$1.01	$0.70
Second Quarter	$0.94	$0.52
Third Quarter	$0.99	$0.65
Fourth Quarter	$0.99	$0.70

Fiscal Year Ended December 31, 2010
First Quarter	$1.23	$0.76
Second Quarter	$1.20	$0.90
Third Quarter	$1.25	$0.95
Fourth Quarter	$1.25	$0.66

The high and low sales prices for our Common Stock on April 10, 2012, as quoted on the OTCBB, were $1.15 and $1.15, respectively.

Holders

On April 10, 2012, we had approximately 108 stockholders of record.

Dividends

We have never paid cash dividends on our Common Stock and do not anticipate paying such dividends in the foreseeable future.  The payment of dividends, if any, will be determined by our Board of Directors in light of conditions then existing, including our financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by our Board of Directors.

Repurchases

During the fiscal year ended December 31, 2011, we did not repurchase any of our securities.

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides certain information as of December 31, 2011 with respect to our existing equity compensation plans under which our Common Stock are authorized for issuance.

Plan	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuances Under Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1):	5,367,053	$1.03	510,231
Equity compensation plans not approved by security holders (2):	3,982,508	$1.40	-
Restricted stock units (3)	333,823	-	-
Total	9,683,384		510,231

(1)
These plans consist of the 2000 Stock Option Plan, 2001 Stock Option Plan, the 2003 Stock Option Plan, the 2004 Stock Option Plan, the 2007 Stock Option Plan, as amended, and the 2011 Stock Incentive Plan.

(2)
From time to time and at the discretion of the Board, we may issue warrants and stock options to our key individuals or officers as performance based compensation.  We have also issued warrants to Sodexo Operations, LLC, (“Sodexo”)in connection with a joint marketing agreement and to Cambria Capital, LLC in consideration for financing arrangements.

(3)
The Board has authorized the issuance of restricted stock units to Sodexo in connection with a joint marketing agreement, and other restricted stock units in compensation for a sales commission to Maryville Technologies.  These restricted stock units were not issued under the 2011 Stock Incentive Plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS

Forward Looking Statements

This discussion contains statements regarding operating trends and our beliefs and expectations regarding our future financial performance and future financial condition (which are referred to as “forward looking statements”). The consequences of those operating trends on our business and the realization of our expected future financial results, which are discussed in those statements, are subject to the uncertainties and risks described in this Prospectus under the caption “Risk Factors.” Due to those uncertainties and risks, the duration and effects of those operating trends on our business and our future financial performance may differ, possibly significantly, from those that are currently expected as set forth in the forward looking statements. As a result, you should not place undue reliance on those forward looking statements.

Introduction

The following discussion presents information about our consolidated results of operations, financial condition, liquidity and capital resources and should be read in conjunction with our consolidated financial statements and the notes thereto beginning on page F-1 of this Prospectus.

Overview

We provide integration strategies and outsourced services for print management in healthcare facilities. We help hospitals and health systems reduce expenses and create manageable, dependable document image management programs by managing their back-office processes.  The process is initiated through a detailed proprietary managed print services assessment.  The assessment is a strategic, operational and financial analysis that is performed at the customer’s premises using a combination of proprietary processes and innovative web based technology for data collection and report generation.  After the assessment and upon engagement, we charge the customer on a per print basis.  This charge covers the entire print management process and fixes this price per print for the term of the contract and includes the placement of a highly trained resident team on-site to manage the entire process.  We are focused solely on the healthcare industry.

Application of Critical Accounting Policies

The SEC defines critical accounting policies as those that are, in management’s view, most important to the portrayal of our financial condition and results of operations and most demanding of our judgment. The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which were prepared in accordance with accounting principles generally accepted in the U.S., which is referred to as “GAAP”.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities.  On an on-going basis, we evaluate these estimates, including those related to stock-based compensation, customer programs and incentives, bad debts, supply inventories, intangible assets, income taxes, contingencies and litigation.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

We consider the following accounting policies to be those most important to the portrayal of our financial condition and those that require the most subjective judgment:

Revenue Recognition

Revenue consists primarily of fees charged to customers based on the volume of images printed from devices supported under a long-term contract.  Revenue also includes the sale of equipment.  With respect to revenue recognition for multiple deliverables, we have evaluated and determined that two separate units of accounting exist: recurring service revenue and equipment sale revenue.  Revenue is allocated to each unit of accounting using the relative selling price method, which allocates revenue to each unit of accounting based on the relative selling price for both the delivered and undelivered items.  We use a combination of third party evidence and historical experiences of our costs to deliver the services in order to determine the estimated amounts to allocate to each unit.  If billings for the sale of equipment exceed the amount of contract proceeds allocated to the equipment unit, revenue is deferred.

We recognize recurring service revenue over the period the service is performed and revenue from equipment sales at the time equipment is placed in service.  We recognize revenue when the following four basic criteria have been met:  (1) persuasive evidence that an arrangement exists, (2) delivery has occurred or services were rendered, (3) the fee is either fixed or determinable and (4) collectability is reasonably assured.  Amounts billed which do not meet such criteria are deferred until all four criteria have been met.

Stock-Based Compensation

Under the fair value recognition provisions of the authoritative guidance, stock-based compensation cost granted to employees is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service or performance period, which is the vesting period.  Stock options and warrants issued to consultants and other non-employees as compensation for services to be provided to us are accounted for based upon the fair value of the services provided or the estimated fair value of the option or warrant, whichever can be more clearly determined. We currently use the Black-Scholes option pricing model to determine the fair value of stock options.  The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables.  These variables include our expected stock price volatility over the term of the awards, the expected term of the award, the risk-free interest rate and any expected dividends. Compensation cost associated with grants of restricted stock units are also measured at fair value. We evaluate the assumptions used to value restricted stock units on a quarterly basis. When factors change, including the market price of the stock, share-based compensation expense may differ significantly from what hasbeen recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned share-based compensation expense.

Income Taxes

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of tax-related assets and liabilities and income tax expense.  These estimates and assumptions are based on the requirements of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) relating to accounting for uncertainty in income taxes. Our policy is to classify interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

We assess whether previously unrecognized tax benefits may be recognized when the tax position is (1) more likely than not of being sustained based on its technical merits, (2) effectively settled through examination, negotiation or litigation, or (3) settled through actual expiration of the relevant tax statutes.  Implementation of this requirement requires the exercise of significant judgment. Recognizing deferred tax assets will increase tax benefits and increase net income.

Impairment of Intangible Assets

We account for goodwill in accordance with FASB’s authoritative guidance which requires that goodwill and certain intangible assets are not amortized, but are subject to an annual impairment test.  We complete our goodwill impairment test on an annual basis, during the fourth quarter of our fiscal year, or more frequently, if changes in facts and circumstances indicate that impairment in the value of goodwill recorded on our balance sheet may exist.  For purposes of testing the impairment of goodwill, we have one reporting unit.  Our methodology for testing goodwill impairment consists of one, and possibly two steps.  In step one of the goodwill impairment test, we compare our carrying amount (including goodwill) of our entity-wide reporting unit and Auxilio’s fair value based on market capitalization.  Our market capitalization is based on the closing price of our Common Stock as quoted on the OTCBB multiplied by our outstanding shares of Common Stock.  At December 31, 2011, the fair value of Auxilio, based on our market capitalization, was approximately $14.8 million, exceeding our book value of approximately $0.4 million.  We do not anticipate any risk of failing step one of the impairment test.  The second step of the impairment test, which compares the implied fair value of the goodwill with the book value, was not required since we passed step one.

There was no impairment of goodwill as a result of the annual impairment tests completed during the fourth quarters of 2011 and 2010.  Excluding goodwill, we have no intangible assets deemed to have indefinite lives.

New Customer Implementation Costs

We ordinarily incur additional costs to implement our services for new customers.  These costs are comprised primarily of additional labor and support.  These costs are expensed as incurred, and have a negative impact on our statements of operations and cash flows during the implementation phase.

Derivative Liabilities

The Company’s derivative warrants and additional investment rights liabilities are measured at fair value using the Black-Scholes valuation model which takes into account, as of the measurement date, factors including the current exercise price, the term of the instrument, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the term of the item. These derivative liabilities are revalued at each reporting period and changes in fair value are recognized currently in the consolidated statements of operations under the caption “Change in fair value of derivative liabilities.”

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP, with no need for management’s judgment in its application.  There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result. Please see our audited financial statements and notes thereto which begin on page F-1 of this Prospectus, which contain accounting policies and other disclosures required by GAAP and please refer to the disclosures in Note 1 of our financial statements for a summary of our significant accounting policies.

Results of Operations

Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010

Net Revenue

Revenues consist of equipment sales and ongoing service and supplies.  Net revenue increased by $6,438,067 to $21,845,619 for the year ended December 31, 2011, as compared to the same period in 2010.  Service revenue in 2011totaled approximately $19,800,000 compared to approximately $14,700,000 in 2010.  The increase was primarily a result of the addition of seven new recurring revenue contracts between October 2010 and July 2011, partially offset by recent renewals of several customer service contracts in the last year, which contain programs to assist the customer in cost reduction. For certain accounts, we were able to reduce unit price and sales volume which has resulted in lower revenues from these existing customers.  We anticipate this trend to continue but anticipate overall revenue growth as a result of the expansion of our customer base.  Equipment revenue totaled approximately $2,050,000 in 2011 compared to approximately $750,000 in 2010, with approximately half of the 2011 revenue occurring from one customer.  We expect to decrease the percentage of revenue from equipment relative to total revenue as we continue our focus on recurring service revenue.

Cost of Revenue

Cost of revenue consists of document imaging equipment, parts, supplies and salaries expense for field services personnel.  Cost of revenue was $19,131,257 for the year ended December 31, 2011, as compared to $12,532,193 for the same period in 2010. The increase in the cost of revenue for 2011 is attributed primarily to the addition of seven new recurring revenue contracts between October 2010 and July 2011 and an increase in our operational support costs to prepare for the growth that we experienced from 2010 and extending in to 2012 with the recent signing of Catholic Healthcare East in December of 2011.  During 2011 we incurred approximately $1,970,000 in additional staffing. Service and supply costs increased by approximately $2,890,000 primarily as a result of our new customers, but partially offset by a reduction in our per unit supplies costs in 2011.  We cannot be sure this trend of lower per unit supply costs will continue.  Equipment costs, which includes equipment provided under the recurring service contracts and equipment sold, increased by approximately $1,810,000 in 2011, of which approximately $620,000 was for equipment placed at a major customer at no sales margin and of which approximately $680,000 was the result of a single equipment placement with another customer.

We expect higher cost of revenues at the start of our engagement with most new customers.  In addition to the costs associated with implementing our services, we absorb our new customer’s legacy contracts with third-party vendors.  As we implement our programs, we strive to improve upon these legacy contracts thus reduce costs over the term of the contract. We anticipate this trend to continue but anticipate an overall increase in the cost of revenues as a result of the expansion of our customer base.

Sales and Marketing

Sales and marketing expenses include salaries, commissions and expenses of sales and marketing personnel, travel and entertainment, and other selling and marketing costs.  Sales and marketing expenses were $1,830,538 for the year ended December 31, 2011, as compared to $1,566,137 for the same period in 2010. We increased our sales staff by two in 2011 primarily resulting in increased salaries of approximately $210,000.  Travel costs increased by approximately $110,000 to support a larger number of assessments. We paid sales commissions totaling approximately $130,000 in 2011 compared to $210,000 in 2010.  Also included in sales and marketing costs for 2011 is a charge of $81,703 in connection with restricted stock units granted to Sodexo for marketing services under a joint marketing agreement.  There is a similar charge for warrants issued to Sodexo in 2010 of $90,161as payment for the signing of a new customer contract under the joint marketing agreement.

General and Administrative

General and administrative expenses, which include personnel costs for finance, administration, information systems, and general management, as well as facilities expenses, professional fees, legal expenses, and other administrative costs, increased by $498,669 to $3,360,513 for the year ended December 31, 2011.  Salary expense increased approximately $170,000 in 2011 primarily due to job transfers of two employees to administrative roles from operations and the addition of an accounting manager.  Legal fees in 2011 increased approximately $110,000 in connection with registering the underlying shares of options and warrants for our common stock and drafting of the 2011 Stock Incentive Plan. Fees paid for investor relations increased to $190,000 in 2011 from $50,000 in 2010 due to an increased focus in this area.  Other consulting fees in 2011 include approximately $200,000 paid to prepare operational training manuals, while 2010 consulting fees included approximately $50,000 paid for an organizational assessment.  Depreciation expense decreasedby approximately $120,000 in 2011 as certain fixed assets became fully depreciated in the fourth quarter of 2010.

Other Income (Expense)

Interest expense for the year ended December 31, 2011 was $171,945, compared to $6,918 for the same period in 2010. The increase was a result of the convertible debt borrowing consummated in July 2011.  Interest income is primarily derived from short-term interest-bearing securities and money market accounts.  Interest income forthe year ended December 31, 2011 was $2,487, as compared to $1,301 for the same period in 2010, primarily due to increases in nominal interest rates for invested cash.  The change in fair value of derivative liabilities was a result of a convertible debt offering which first occurred in  2011.

Income Tax Expense

Income tax expense for the year ended December 31, 2011 was $7,495 and $11,479 for the year ended December 31, 2010.The decrease in 2011 was due primarily to 2010 charges for state income taxes in an apportioned state that disallows consolidated tax return filings.

Liquidity and Capital Resources

At December 31, 2011, our cash and cash equivalents were $1,832,115 and our working capital was $370,638.  Our principal cash requirements were for operating expenses, including equipment, supplies, employee costs, and capital expenditures and funding of the operations.  Our primary sources of cash were from service and equipment sale revenues, the exercise of options and warrants and the sale of Common Stock in compliance with applicable federal and state securities laws.

During the year ended December 31, 2011, cash used for operating activities was $2,023,052 as compared to cash provided by operating activities of $414,466 for the same period in 2010.  The difference in cash from operating activities was primarily due to the costs incurred to implement our new recurring revenue contracts, more aggressive sales and marketing efforts to obtain new clients and legal and consulting fees in connection with the development of operational training tools, statutory filings, the drafting and adoption of the new stock incentive plan and investor relations.

We expect to continue to establish recurring revenue contracts to new customers throughout 2012.  Since we expect higher cost of revenues at the start of our engagement with most new customers, we may seek additional financing, which may include debt and/or equity financing or funding through third party agreements.  In July of 2011, we closed on a private offering of secured convertible notes and warrants with gross proceeds of $1,850,000. In addition, we recently entered into an asset based line of credit agreement with a financial institution. This facility provides for borrowings up to $2,000,000 not to exceed 80% of eligible receivables.We may seek additional financing, however there can be no assurance that additional financing will be available on acceptable terms, if at all.  Any equity financing may result in dilution to existing stockholders and any debt financing may include restrictive covenants.  Management believes that cash generated from debt and/or equity financing arrangements along with funds from operations will be sufficient to sustain our business operations over the next twelve months.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements consist primarily of conventional operating leasesand purchase and other commitments arising in the normal course of business, as further discussed below under the section“Contractual Obligations, Contingent Liabilities and Commitments.”  As of December 31, 2011, we did not have any other relationships with unconsolidated entities or financial partners, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Related Party Transactions

On August 10, 2009, we entered into a consulting agreement with John D. Pace, Chairman of the Board, to provide support to us in the capacity of Chief Strategy Officer. The agreement provides that we will pay Mr. Pace $6,000 per month as compensation for his services. The agreement expired on December 31, 2010 and was extended for an additional 12 months along with an increase to $6,500 per month.  During the fiscal years ended December 31, 2010 and 2011, we paid Mr. Pace $72,000 and $78,000, respectively.

In July 2011, we agreed to pay Cambria Capital, LLC a placement fee of $149,850 in sales commissions, reimburse for costs associated with the placement of the Units and to issue a warrant to purchase up to 199,800 shares of Common Stock exercisable at a price of $1.50 per share. Cambria Capital, LLC is an affiliate of Michael Vanderhoof, a member of the Board. The engagement of Cambria Capital, LLC, the payment of the placement fee and the issuance of the warrant to Cambria Capital, LLC were approved by a majority of the disinterested members of the Board. We additionally granted piggyback registration rights to Cambria Capital, LLC in this offering that are the same as those afforded to the investors in the offering.

Contractual Obligations, Contingent Liabilities and Commitments

As of December 31, 2011, expected future cash payments related to contractual obligations, contingent liabilities, and commitments were as follows:

	Payments Due by Period
	Total	Within 1 year	Year 2-3	Year 4-5	More than 5 years
Convertible notes payable	$2,269,333	$148,000	$2,121,333	$-	$-
Capital leases	141,166	73,271	66,958	937	-
Operating leases	608,019	156,611	325,505	125,903	-
Total	$3,018,518	$377,882	$2,513,796	$126,840	$-

BUSINESS

Introduction

Auxilio, Inc. (including our subsidiaries, Auxilio Solutions, Inc. and e-Perception Technologies, Inc., are referred to collectively in this Prospectus, as “Auxilio,” “we,” “our” and “us”) is engaged in the business of providing fully outsourced print management services to the healthcare industry. Auxilio was incorporated in Nevada on August 29, 1995, under the name Corporate Development Centers, Inc. As a result of a series of transactions, we changed our name to “Auxilio, Inc.” in April 2004. Our principal executive offices are located at 26300 La Alameda, Suite 100, Mission Viejo, California 92691.

For more information on Auxilio and its products and services see the section entitled “Principal Products or Services” below or visit our website at www.auxilioinc.com.  The inclusion of our internet address in this Prospectus does not include or incorporate by reference into this Prospectus any information on our website.  Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form –K, amendments to those reports and other filings with the Securities and Exchange Commission (the “SEC”) are generally available through the SEC.  Also, the SEC maintains a website, www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Background

Auxilio, Inc., a Nevada corporation, was incorporated on August 29, 1995.  We had no significant operations from our incorporation until approximately January 2002.  In January of 2002, our predecessor-in-interest, e-Perception Technologies, Inc. (“e-Perception”), a Human Resources software concern, completed a tender offer with Corporate Development Centers, Inc. (“CDC”), whereby the stockholders of e-Perception received one share of CDC’s common stock for four shares of e-Perception’s common stock.  As a result of the transaction, e-Perception became a wholly owned subsidiary of CDC, and CDC changed its name to “e-Perception, Inc.”  Approximately eighteen months after the completion of the tender offer, e-Perception changed its name to “PeopleView, Inc.” and traded on the Over-The-Counter Bulletin Board (“OTCBB”) under the symbol “PPVW.”  From approximately January 1, 2003 through March 31, 2004, we developed, marketed and supported web based assessment and reporting tools and provided consulting services that enabled companies to manage their human capital management needs in real-time.

In March of 2004, we entered into an asset purchase and sale agreement with Workstream, Inc. (“Workstream”) whereby we sold to Workstream substantially all of our assets, including, among other things, our software products and related intellectual property, its accounts receivable, certain computer equipment, customer lists, and the “PeopleView, Inc.” name.  Pursuant to the asset purchase and sale agreement, as modified by an addendum, we received cash consideration in the amount of $250,000, 246,900 shares of Workstream’s common stock, and a warrant to purchase an additional 50,000 shares of Workstream’s common stock at an exercise price of $3.00 per share.

On April 1, 2004, we acquired Alan Mayo and Associates, Inc. dba The Mayo Group (“TMG”), a managed print company.  TMG provided outsourced print management services to healthcare facilities throughout California, which services we provide as the successor-in-interest to TMG.  After we acquired TMG, we changed our name to “Auxilio, Inc.” and changed the name of TMG’s former subsidiary to “Auxilio Solutions, Inc.”  Our Common Stock currently trades on the OTCBB under the symbol AUXO.OB.

Principal Products and Services

We are engaged in the business of providing fully-outsourced managed print services to the healthcare industry, working exclusively with hospitals throughout the United States. We are vendor independent and provides intelligent solutions, a risk free program and guaranteed savings. We assume all costs related to print business environments through customized streamlined and seamless integration of services at predictable fixed rates.

We help hospitals and health systems reduce expenses and create manageable, dependable document image management programs by managing their back-office processes.  The process is initiated through a detailed proprietary assessment.  The assessment is a strategic, operational and financial analysis that is performed at the customer’s premises using a combination of proprietary processes and innovative technology for data collection and report generation.  After the assessment and upon engagement, we charge the customer on a per print basis.  This charge covers the entire print management process and fixes this price per print for the term of the contract and places a highly trained resident team on-site to manage the entire process.

Competition

We operate in a highly competitive market.  The majority of the competition in the healthcare industry market for print management services comes from the large photocopy/multi-functional digital device manufacturers such as Xerox, Canon, Konica Minolta, Ricoh and Sharp.  The competitive landscape also contains a number of regional and local equipment dealers and distributors that exist in the communities which the hospitals serve.  In addition, we compete with in-house departments performing the functions that we are seeking to have them outsource to us.

Nevertheless, our analysis of the competitive landscape shows a very strong opportunity for fully outsourced managed print services to the healthcare industry, and we believe that we have a strong competitive position in the marketplace due to a number of important reasons:

•
We are entirely focused on the healthcare industry.  No other vendor/service provider has its entire business dedicated to solving issues within the healthcare industry with the expertise and knowledge base unmatched in the market.

•
We have a unique approach to providing fully outsourced print management programs.  Our program is completely outsourced and hospitals need only pay a single invoice.  We operate the print management process as a department in the hospital with full-time staff on-site.  In contrast, vendors and dealers in the vast majority of instances have multiple small and large customers in a geographic area to whom they are providing services, which result in major delays in providing service and supplies to the hospitals.

•	By focusing solely on the hospital campus, we enjoy much lower turn-around times for service, greater up sell opportunities and a much deeper service relationship with the customer.

•
We are not restricted to any single equipment vendor, which allows us to bring the best hardware and software solutions to our customers.  Our approach is to use the best technology to provide a solution in the best manner possible without any prejudice as to equipment.

•
We maintain a daily connection with the hospital, which allows us to provide a detailed strategy and plan on equipment acquisitions saving the organization a great deal of time, effort and money in this process.

Customers

All of our customers are hospitals.  The loss of any key customer could have a material adverse effect upon our financial condition, business, prospects and results of operation.  During the year ended December 31, 2011, our two largest customers represented approximately 40% of our revenues.

Intellectual Property

We maintain a database that contains information related to our current and prospective customers’ image and document outputs for certain periods of time, image and document outputs for each piece of machinery maintained at the customer and trends for each of the foregoing.  Our database allows us to anticipate our customers’ future needs and to meet those needs.

We have not applied for or been granted any patents with respect to our technology, or processes, as such intellectual property related to document and image management or document and image processing.  We have trademarked certain process documents and related marketing documents.  The most valuable of which is the Image Management Maturity Model (IM3™), which allows us to detail processes and offer a service that is duplicable in distributed regions.

Employees

As of December 31, 2011, we had 112 full-time employees, including 93 employees engaged in providing services, 8 employees engaged in sales and marketing, and 11 employees engaged in general and administrative activities.  Our employees are not represented by any collective bargaining agreement, and we have never experienced a work stoppage.

We believe our employee relations are good.

Properties

We lease approximately 6,824square feet of office space in one building located in Mission Viejo, California.  The lease terminates in September, 2015.We expect that the current leased premises will be satisfactory until the future growth of our business operations necessitates an increase in office space.  There is an ample supply of office space in the Orange County, California area and we do not anticipate any problem securing additional space if and when necessary.

Legal Proceedings

We are not a party to any material legal proceedings, nor has any material proceedings been terminated during the fiscal year ended December 31, 2011.

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth the name, age and position of each of our directors and executive officers as of April 10, 2012:

Name	Age	Position with the Company
Edward B. Case	60	Director, Chairman of the Audit Committee
Joseph J. Flynn	46	Chief Executive Officer, President
Michael Joyce	69	Director, Chairman of the Compensation Committee
John D. Pace	58	Director, Chairman of the Board and Member of the Compensation Committee
Max Poll	65	Director, Member of the Audit Committee
Mark St. Clare	65	Director, Member of the Audit Committee
Michael Vanderhoof	52	Director, Member of the Compensation Committee
Paul T. Anthony	41	Chief Financial Officer
Simon Vermooten	51	Executive Vice President – Solutions

Edward B. Case, 60. Mr. Case has over 29 years experience leading healthcare, academic and community organizations. Since January 2006, he has served as the Executive Vice President and Chief Financial Officer for The Rehabilitation Institute of Chicago (“RIC”) where he provides leadership and oversight for all aspects of the Institute. From December 2003 to December 2005, Mr. Case was the President and Owner of Healthcare Resource Associates, a leading provider of business process outsourcing services focused on cash flow improvements for hospitals and physicians. Mr. Case has also served as Chief Executive Officer and President of Presbyterian Healthcare, as well as Chief Executive Officer and Chief Financial Officer of BJC Health Systems, and Chief Financial Officer at St. John’s Mercy Medical Center. Mr. Case has served as a member of our Board since January 2006.

Mr. Case’s extensive healthcare industry financial leadership background provides the Board substantial financial and accounting expertise. Having served as the Chief Executive Officer and Chief Financial Officer of healthcare enterprises, Mr. Case brings to our Board strong accounting and financial oversight required for our financial reporting and enterprise and operational risk management.

Joseph J. Flynn, 46. Mr. Flynn has been a member of the Company’s Board since 2003 and has served as the Company’s President and Chief Executive Officer since September 2009. This is his second term as the Chief Executive Officer and President of the Company, having previously served in this capacity from 2004 to 2006. As our Chief Executive Officer, Mr. Flynn is responsible for executive management and leadership, strategic direction and stockholder relations. Mr. Flynn has over 20 years of experience in leading large international service operations in business media, software, and technology firms. During his hiatus from the Company, Mr. Flynn was the Vice President of the Sport Group for the Nielsen Company.

Mr. Flynn experience in service based organizations together with his historical perspective of the Company has given him extensive knowledge of the business model and brings leadership and unique perspective to our Board.

Michael Joyce, 69. Mr. Joyce has more than 30 years of experience in automotive and automotive related industries. Prior to his retirement in 1998, Mr. Joyce was President, Chief Executive Officer, and a principal owner of Pacific Baja Light Metals, Inc., a manufacturer of aluminum wheels and other machined aluminum castings of the automotive industry. Pacific Baja has manufacturing facilities in the United States and Mexico. From 1971 to 1983, Mr. Joyce held various management positions with Rockwell International, the last as Vice President and General Manager of its Western Wheel Division, a manufacturer of aluminum wheels. Currently at Superior Industries Inc. in Van Nuys, California, Mr. Joyce serves on the Compensation/Benefits Committee of the Board of Directors. Mr. Joyce holds a degree in Physics from Kent State University and an MBA from Ohio State University. Mr. Joyce has served as a member of our Board since June 2007.

Mr. Joyce brings corporate governance expertise to the Board garnered through his leadership positions and board service with other entities. His experience and qualifications provide sound governance leadership to our Board.

John D. Pace, 58. Mr. Pace is the Non-executive Chairman of the Board and Chief Strategy Officer. He spent 25 years with ServiceMaster Management Services which provided outsourced services to healthcare. Mr. Pace served there in a variety of senior leadership roles, the last as Executive Vice President for the West. Mr. Pace retired from ServiceMaster in March 2002. He is a Foundation Board Emeritus member of Mission Hospital. Mr. Pace has served as a member of the our Board since 2004 and is a member of the compensation committee.

Mr. Pace’s career experience in leading a division of a successful Fortune 500 company that provided outsource services to healthcare, brings to our Board insight and knowledge in industry and the Company’s operations. His background is an asset in strategic planning to the Company.

Max Poll, 65. Mr. Poll most recently served as President and Chief Executive Officer of Scottsdale Healthcare, where he retired in October 2005. He has been in health care administration for over 30 years and has held the positions of President & Chief Executive Officer of Barnes Hospital in St. Louis, Missouri, the primary teaching affiliate of Washington University School of Medicine; Administrator & Chief Executive Officer of Boone Hospital Center, Columbia, Missouri; and Assistant Director of St. Luke’s Hospital, Kansas City, Missouri. Mr. Poll received his Bachelors of Business Administration from Western Michigan University, and his Masters of Hospital Administration from the University of Minnesota. His activities have included board, committee membership, and officer positions on metropolitan, state and national health organizations, including the American Hospital Association, Association of American Medical Colleges, and Voluntary Hospitals of America, Inc. Mr. Poll is a Fellow in the American College of Healthcare Executives, and currently is a board member of the International Genomics Consortium and serves as its Executive Advisor. He is also a founder and director of Goldwater Bank in Scottsdale, Arizona. Mr. Poll has served as a member of our Board since 2005.

Mr. Poll’s career as a leader of various healthcare organizations provides our Board invaluable substantial operational expertise.

Mark St. Clare, 65. Mr. St. Clare’s background as a Board Member, Chief Financial Officer and Sr. Technology Executive includes successful leadership and management results in a number of segments of the technology industry. These experiences have involved IPO’s, venture capital funded startups, high growth international companies, and extensive Wall Street contacts. He has been responsible for the financial, IT and legal operations at private start up operations as well as large public high growth international companies and has managed multiple acquisitions. Mr. St. Clare most recently served as Chief Financial Officer of Access 360 where he retired in October 2002. As a board member and chair of the audit committee of Websense, Inc., he has been deeply involved in SOX 404 issues. He is also a member of Websense, Inc.’s audit and governance committees. Mark St. Clare has also served as an Advisory Board Member at a previous security software company. Mr. St. Clare has served as a member of our Board since June 2007.

Mr. St. Clare’s career as executive with technology based companies provides our Board invaluable business strategy expertise. As a financial executive with proven management skills, Mr. St. Clare brings to our Board strong accounting and financial oversight required for our financial reporting and enterprise and operational risk management. Having served in corporate leadership positions and audit committees of other public companies, Mr. St Clare is valuable to our Board with respect to exercising control and oversight of our financial reporting.

Michael Vanderhoof, 52. Mr. Vanderhoof is Chairman of Cambria Asset Management LLC and a principal in Cambria Investment Fund LP. Cambria Asset Management is the holding corporation for Cambria Capital LLC, a FINRA registered broker dealer with offices in Los Angeles, San Francisco and Salt Lake City. Cambria Investment Fund LP provides bridge loans and equity financing to early stage developing companies. Mr. Vanderhoof has over twenty five years of experience in the capital markets. From 1998 to present, he has advised various private and public companies on capital formation, mergers and acquisitions and financing. From 1993 to 1997, Mr. Vanderhoof was a trader on a trading desk that made markets in over 200 OTC companies. His career began in 1985 as an Account Executive for a FINRA broker-dealer firm in Salt Lake City, Utah. Mr. Vanderhoof has served as a member of our Board since 2001.

Mr. Vanderhoof’s background in entrepreneurial investment brings to our Board strategic planning and risk management skills that are important to the implementation of our growth strategies and oversight of the Company and operational risk management.

Paul T. Anthony, 41. Paul T. Anthony was hired as our Chief Financial Officer on January 3, 2005. Prior to joining the Company, Mr. Anthony served as Vice President, Finance and Corporate Controller with Callipso, a provider of voice-over IP based network services. During his tenure at Callipso, Mr. Anthony was responsible for all of the financial operations including accounting, finance, investor relations, treasury, and risk management. Before joining Callipso, Mr. Anthony was the Controller for IBM-Access360, a provider of enterprise software. Mr. Anthony joined Access360 from Nexgenix, Inc. where he served as Corporate Controller. Prior to this, Mr. Anthony held numerous positions in Accounting and Finance at FileNET Corporation, a provider of enterprise content management software applications. Mr. Anthony started his career at KPMG Peat Marwick LLP in Orange County in the Information, Communications & Entertainment practice. He is a certified public accountant and holds a Bachelor of Science in Accounting from Northern Illinois University.

Simon Vermooten, 51. Simon Vermooten joined the Company in 2007. He currently serves as our Executive Vice President – Solutions. Mr. Vermooten has over 25 years of experience in key positions with a number of global copy/print manufacturers and service companies, including Lexmark International and IKON, where his professional responsibilities included developing business and print strategy solutions for clients such as Boeing, Bank of America, Kaiser Permanente, the US Navy and the US Department of Veterans Affairs. Simon graduated from the University of Surrey in England, earning a BSc in Business and Hotel Management and a BA in Marketing. He also holds an MBA in Global Management and is a certified Six Sigma Process Professional.

Director Independence

The Board has affirmatively determined that the following members of the Board meet the definition of “independent” set forth in the NASDAQ corporate governance listing standards:  Edward B. Case, Michael Joyce, Max Poll and Mark St. Clare.

LIMITATION ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the Nevada General Corporation Law, our Articles of Incorporation, and our Bylaws, our directors will have no personal liability to us or our stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his “duty of care.” This provision does not apply to the directors’ (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its stockholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director’s duty to the corporation or its stockholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to the corporation or its stockholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its stockholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence.

The effect of this provision in our Articles of Incorporation and Bylaws is to eliminate our rights and the rights of our stockholders (through stockholder’s derivative suits on behalf of Auxilio) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (vi) above. This provision does not limit nor eliminate the rights of Auxilio or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director’s duty of care. In addition, our Bylaws provide that if the Nevada General Corporation Law is amended to authorize the future elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the law, as amended. The Nevada General Corporation Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter as been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

EXECUTIVE AND DIRECTOR COMPENSATION AND OTHER INFORMATION

Executive Compensation

Summary Compensation Table

The following table discloses the compensation received in each of the last two fiscal years by (i) our Chief Executive Officer of the Company and (ii) the two most highly compensated executive officers or individuals in addition to the Chief Executive Officer.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Joseph J. Flynn (4)	2011	$261,250	$100,000	-	$146,569	-	$507,819
Chief Executive Officer and President	2010	$250,000	$100,000	-	$26,337	-	$376,337

Paul T. Anthony (5)	2011	$212,658	$50,000	-	-	$6,611	$269,269
Chief Financial Officer	2010	$203,500	$66,167	-	$109,287	$6,611	$385,565

Simon Vermooten (6)	2011	$175,000	$62,500	-	$10,751	-	$248,251
Senior Executive Vice President – Sales	2010	$175,000	$115,000	-	$56,861	-	$346,861

(1)	Bonuses include amounts earned by the individual and accrued by the Company in the year listed but paid to the individual in the subsequent year.

(2)
A discussion of the methods used in calculation of these values may be found in Note 7 to the consolidated financial statements beginning on page F-1 of this Prospectus, which reflects the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year ended December 31, 2011, computed in accordance with ASC Topic 718, excluding the forfeiture assumption.

(3)	For Mr. Anthony, includes reimbursement for medical insurance payments made directly by him.

(4)	On August 31, 2009, Mr. Flynn rejoined the Company as our Chief Executive Officer and President.

(5)	In January 2005, Mr. Anthony joined the Company as our Chief Financial Officer.

(6)	Mr. Vermooten joined the Company in 2007 and currently serves as our Senior Executive Vice President – Sales.

Narrative to Summary Compensation Table

On August 5, 2009, the Board appointed Mr. Joseph J. Flynn as our President and Chief Executive Officer (“CEO”) effective August 31, 2009. Mr. Flynn has served as a member of the Board since 2003. He previously held the position of President and CEO for the Company from 2003 to 2006, having resigned to take a position as the Vice President of the Sport Group for the Nielsen Company. In connection with his appointment as President and CEO, the Company entered into an Executive Employment Agreement with Mr. Flynn, effective as of August 31, 2009 (the “Flynn Employment Agreement”). The Flynn Employment Agreement provides that Mr. Flynn will be employed by the Company as President and CEO, for an initial term beginning on August 31, 2009 and ending on December 31, 2011, at an initial base salary of $250,000, up to $100,000 per year incentive compensation and stock options for 250,000 shares of Common Stock as more specifically set forth in the Flynn Employment Agreement. Upon termination of Mr. Flynn’s employment by the Company other than for cause or by Mr. Flynn for good reason, the Company shall continue paying Mr. Flynn’s salary for six months and accelerate the vesting of his stock options and/or warrants.

The Compensation Committee set Mr. Flynn’s base salary at $261,250 for the fiscal year ending December 31, 2011. Mr. Flynn may also earn up to $100,000 in annual bonus, with 33.33% payout for obtaining and closing six new customer contracts prior to the end of the 2011 fiscal year, 33.33% payout for achieving revenue targets and 33.33% payout for achieving gross margin targets. In addition, Mr. Flynn will participate in a bonus and stock option pool that will be allocated at the Board’s discretion based on Mr. Flynn obtaining new customer contracts. Specifically, for every new customer contract beyond six contracts obtained by Mr. Flynn in the 2011 fiscal year, the Company will pay him $25,000 and grant him 25,000 in stock options, with a strike price equal to the closing price of the Common Stock on the day such stock options are earned, which is the date on which the customer contracts are signed and delivered to the Company.

Effective January 1, 2012, the Company entered in to a new employment agreement with Mr. Flynn (the “New Flynn Employment Agreement”) . The New Flynn Employment Agreement provides that Mr. Flynn will be employed by the Company as President and CEO. The New Flynn Employment Agreement has a term of two years, provides for an annual base salary of $269,087 and will automatically renew for subsequent twelve month terms unless the Company or Mr. Flynn provides advance written notice to the other that such party does not wish to renew the New Flynn Employment Agreement for a subsequent twelve months. Mr. Flynn also receives the customary employee benefits paid by the Company. Mr. Flynn is also entitled to receive a bonus of up to $110,000 per year, the achievement of which is based on Company performance metrics. The Company may terminate Mr. Flynn’s employment under the New Flynn Employment Agreement without cause at any time on thirty days advance written notice, at which time Mr. Flynn would receive severance pay for six months and be fully vested in all stock options and warrants granted to date.

On April 2, 2010, the Company entered into an employment agreement with Mr. Paul T. Anthony (the “Anthony Employment Agreement”), the Chief Financial Officer (“CFO”) of the Company since 2004, to serve as the Company’s Executive Vice President (“EVP”) and CFO. As EVP and CFO, Mr. Anthony, continues to report to the CEO and has duties and responsibilities assigned by the CEO. The Anthony Employment Agreement was effective January 1, 2010, has a term of two years, and provides for an annual base salary of $203,500. The Anthony Employment Agreement will automatically renew for subsequent twelve month terms unless the Company or Mr. Anthony provides advance written notice to the other that such party does not wish to renew the Anthony Employment Agreement for a subsequent twelve months. Mr. Anthony also receives the customary employee benefits paid by the Company and is entitled to receive an annual bonus of up to $60,000, the achievement of which is based on Company performance metrics. The Company may terminate Mr. Anthony’s employment under the Anthony Employment Agreement without cause at any time on thirty days advance written notice, at which time Mr. Anthony would receive severance pay for six months and be fully vested in all stock options and warrants granted to date.

The CEO set Mr. Anthony’s base salary at $212,658 for the fiscal year ending December 31, 2011. Mr. Anthony may also earn up to $60,000 in annual bonus, with 33.33% payout for obtaining and closing six new customer contracts before the end of 2011 fiscal year, 33.33% payout for achieving revenue targets and 33.33% payout for achieving gross margin targets. In addition, Mr. Anthony will participate in a bonus and option pool that will be allocated at the Board’s discretion based on Mr. Anthony obtaining new customer contracts. Specifically, for every new customer contract beyond six contracts in 2011 fiscal year, the Company will pay Mr. Anthony $25,000 and grant him 25,000 in stock options, with a strike price equal to the closing price of the Common Stock on the day such stock options are earned, which is the date on which the customer contracts are signed and delivered to the Company.

Effective January 1, 2012, the Company entered into an employment agreement with Mr. Anthony to serve as EVP and CFO (the “New Anthony Employment Agreement”). The New Anthony Employment Agreement has a term of two years, provides for an annual base salary of $219,037 and will automatically renew for subsequent twelve month terms unless the Company or Mr. Anthony provides advance written notice to the other that such party does not wish to renew the agreement for a subsequent twelve months. Mr. Anthony also receives the customary employee benefits paid by the Company and is entitled to receive an annual bonus of up to $70,000, the achievement of which is based on Company performance metrics. The Company may terminate Mr. Anthony’s employment under the New Anthony Employment Agreement without cause at any time on thirty days advance written notice, at which time Mr. Anthony would receive severance pay for six months and be fully vested in all stock options and warrants granted to date.

Outstanding Equity Awards at 2011 Fiscal Year End (1)

		Option and Warrant Awards
Name	Type of Instrument	Number of Securities Underlying Unexercised Options and Warrants Exercisable (#)	Number of Securities Underlying Unexercised Options and Warrants Unexercisable (#)(2)	Number of Securities Underlying Unexercised Options and Warrants	Equity Incentive Plan Awards	Exercise Price ($)	Expiration Date
Joseph J. Flynn	Stock Option	83,333	-	-	-	$0.75	5/15/2013
	Stock Option	83,333	-	-	-	$0.90	5/28/2014
	Stock Option	100,000	-	-	-	$1.40	2/2/2016
	Stock Option	7,500	-	-	-	$0.71	7/1/2017
	Stock Option	5,000	-	-	-	$1.25	11/8/2017
	Stock Option	5,000	-	-	-	$1.70	4/2/2018
	Stock Option	2,500	-	-	-	$1.83	5/8/2018
	Stock Option	2,500	-	-	-	$1.80	8/7/2018
	Stock Option	2,500	-	-	-	$2.15	9/2/2018
	Stock Option	2,500	-	-	-	$0.78	11/6/2018
	Stock Option	1,667	833	-	-	$0.55	2/5/2019
	Stock Option	1,667	833	-	-	$0.55	3/19/2019
	Stock Option	1,667	833	-	-	$1.01	5/7/2019
	Stock Option	168,333	84,167	-	-	$0.60	8/5/2019
	Stock Option	1,667	833	-	-	$0.80	11/5/2019
	Stock Option	16,667	13,333	-	-	$1.01	12/31/2020
	Warrant	-	300,000	-	-	$0.94	3/31/2016

Paul T. Anthony	Stock Option	75,000	-	-	-	$1.40	2/2/2016
	Stock Option	120,000	-	-	-	$0.47	11/9/2017
	Stock Option	150,000	-	-	-	$1.25	11/8/2017
	Stock Option	166,667	83,333	-	-	$0.80	11/5/2019
	Stock Option	50,000	100,000	-	-	$1.05	11/4/2020
	Stock Option	16,667	33,333	-	-	$1.01	12/31/2020

Simon Vermooten	Stock Option	125,000	-	-	-	$0.71	7/1/2017
	Stock Option	25,000	-	-	-	$1.25	11/8/2017
	Stock Option	33,333	66,667	-	-	$1.05	8/4/2020
	Stock Option	-	20,000	-	-	$0.99	9/6/2021

(1)
Options and warrants shown in this table were granted between 2003 and 2011. There have been no stock awards granted to any Named Executive Officer. As such, these columns are omitted from this Table of Outstanding Equity Awards.

(2)	All options vest in cumulative annual installments of one-third of the shares commencing one year from the date of grant. Warrants are performance based and vest at the discretion of the Board.

Director Compensation For the Fiscal Year Ended December 31, 2010

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Edward B. Case	—	—	23,648	—	—	—	23,648
Michael Joyce	—	—	18,659	—	—	—	18,659
John D. Pace (1)	78,000	—	18,948	—	—	—	96,948
Max Poll	—	—	16,362	—	—	—	16,362
Mark St. Clare	—	—	15,327	—	—	—	15,327
Michael Vanderhoof	—	—	15,159	—	—	—	15,159

(1)	John D. Pace earned fees for additional services rendered under a consulting agreement. See further disclosure under Certain Relationships and Related Transactions.

(2)
A discussion of the methods used in the calculation of these values may be found in Note 7 to the consolidated financial statements beginning on page F-1 of this Prospectus, which reflects the dollar amount recognized for financial statement reporting purposes with respect to the 2011 fiscal year computed in accordance with ASC Topic 718, excluding the forfeiture assumption.

Narrative to Director Compensation Table

The Company compensates its non-employee directors for their service on the Board with an initial grant of a stock option to purchase 25,000 shares of Common Stock. Each outside director also receives a stock option to purchase 2,500 shares of Common Stock for each Board meeting and committee meeting attended. In the 2011 fiscal year, for each outside director acting as chairperson of the Audit Committee and the Compensation Committee, the Compensation Committee increased the underlying number of Common Stock for the stock option to 3,500 shares of Common Stock, per Audit Committee and Compensation Committee meeting attended.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table and the notes thereto set forth certain information regarding the beneficial ownership of our Common Stock as of March 31, 2012, by (i) each current director; (ii) each executive officer named in the summary compensation table included herein who was serving as an executive officer at the end of the 2011 fiscal year; (iii) all our current directors and executive officers as a group; and (iv) each person who is known by us to be a beneficial owner of five percent or more of our Common Stock.

	Shares Beneficially Owned
Name and Address of Beneficial Owner (1)	Number (2)	Percent
Paul T. Anthony	625,483	3.1
Edward B. Case (3)	158,833	*
Joseph J. Flynn (4)	704,334	3.5
Michael Joyce (5)	153,333	*
John Pace (6)	185,371	1.0
Max Poll (7)	189,167	*
Mark St. Clare (8)	130,333	*
Michael Vanderhoof (9)	1,419,746	7.3
Simon Vermooten	183,333	*
All directors and executive officers, as a group	3,749,933	17.4

*	Less than 1% of the outstanding shares of Common Stock.

(1)	The address for all officers and directors is 26300 La Alameda, Suite 100, Mission Viejo, CA 92691.

(2)
Unless otherwise indicated, the named persons possess sole voting and investment power with respect to the shares listed (except to the extent such authority is shared with spouses under applicable law).  The percentages are based upon 19,449,783 shares outstanding as of March 31, 2012, except for certain parties who hold stock options and warrants that are presently exercisable or exercisable within 60 days whose percentages are based upon the sum of shares outstanding as of March 31, 2012 plus the number of shares subject to stock options and warrants that are presently exercisable or exercisable within 60 days held by them, as indicated in the following notes.

(3)	Includes 6,167 shares subject to stock options exercisable within 60 days.

(4)	Includes 300,000 shares subject to stock warrant agreements and Includes 833 shares subject to stock options exercisable within 60 days.

(5)	Includes 3,333 shares subject to stock options exercisable within 60 days.

(6)	Includes 3,333 shares subject to stock options exercisable within 60 days.

(7)	Includes 5,833 shares subject to stock options exercisable within 60 days.

(8)	Includes 5,833 shares subject to stock options exercisable within 60 days.

(9)
Michael Vanderhoof is a principal in Cambria Investment Fund, L.P. Cambria Investment Fund, L.P. currently owns 80,000 shares of Common Stock and holds warrants to purchase 626,467 shares of the Common Stock. Mr. Vanderhoof expressly disclaims beneficial ownership of these stocks and warrants, except to the extent he has a pecuniary interest therein resulting from his position as a principal of Cambria Investment Fund, L.P. Mr. Vanderhoof is also a principal in Avintaquin Capital, LLC which currently owns 316,667 shares of Common Stock. Mr. Vanderhoof expressly disclaims beneficial ownership of these stocks and warrants, except to the extent he has a pecuniary interest therein resulting from his position as a principal of Avintaquin Capital, LLC. Includes 3,333 shares subject to stock options exercisable within 60 days.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In August 2009, we entered into a consulting agreement with Mr. Pace (the “Pace Consulting Agreement”) The Pace Consulting Agreement provided that the Company would pay Mr. Pace $6,000 per month as compensation for his services; such compensation amount was increased to $6,500 per month effective January 2011. The Pace Consulting Agreement, which initially expired on December 31, 2010, was extended to December 31, 2011. Total cash compensation to Mr. Pace for the years ended December 31, 2010 and 2011 was $72,000 and $78,000, respectively.

In July 2011, we agreed to pay Cambria Capital, LLC a placement fee of $149,850 in sales commissions, reimburse for costs associated with the placement of convertible debt financing and to issue a warrant to purchase up to 199,800 shares of Common Stock exercisable at a price of $1.50 per share. Cambria Capital, LLC is an affiliate of Michael Vanderhoof, a member of the Board. The engagement of Cambria Capital, LLC, the payment of the placement fee and the issuance of the warrant to Cambria Capital, LLC were approved by a majority of the disinterested members of the Board. We additionally granted piggyback registration rights to Cambria Capital, LLC in this offering that are the same as those afforded to the investors in the offering.

The Company believes that the foregoing transactions were in the best interests of the Company and its stockholders. As a matter of policy, these transactions were and all future transactions between the Company and its officers, directors, principal stockholders or their affiliates will be approved by a majority of the disinterested members of the Board, on terms no less favorable than could be obtained from unaffiliated third parties and in connection with bona fide business purposes of the Company.

DESCRIPTION OF SECURITIES

This section summarizes our authorized and outstanding securities and certain of the provisions of our Articles of Incorporation and our Bylaws.

Description of Capital Stock

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to our certificate of incorporation and bylaws, respectively. A copy of our Articles of Incorporation was filed as exhibit 3.1 to our Form 10-KSB filed with the SEC on April 19, 2005. A copy of our Bylaws has been filed with the SEC as an exhibit to our Form 10-SB filed with the SEC on October 1, 1999.  Our common stock is not currently traded on any securities exchange and instead is quoted on the OTC Bulletin Board under the symbol “AUXO.OB.”

General background

Our authorized capital stock consists of 33,333,333 shares of common stock, par value $.001 per share.  As of April 9, 2012, we had issued and outstanding 19,449,783 shares of common stock, held by approximately 108 stockholders of record. As of such date, we had outstanding options to purchase 5,367,053 shares of our common stock and warrants to purchase approximately 3,982,508 shares of common stock.

Common Stock

Voting, Dividend and Other Rights. Each outstanding share of common stock will entitle the holder to one vote on all matters presented to the stockholders for a vote. Holders of shares of common stock will have no preemptive, subscription or conversion rights. All shares of common stock to be outstanding following this offering will be duly authorized, fully paid and non-assessable. Our Board of Directors will determine if and when distributions may be paid out of legally available funds to the holders. We have not declared any cash dividends during the past fiscal year with respect to the common stock. Our declaration of any cash dividends in the future will depend on our Board of Directors’ determination as to whether, in light of our earnings, financial position, cash requirements and other relevant factors existing at the time, it appears advisable to do so. In addition, our loan agreement with Laurus does not allow us to directly or indirectly declare or pay any dividends so long as our secured convertible term note to Laurus remains outstanding.

Rights Upon Liquidation. Upon liquidation each outstanding share of common stock may participate pro rata in the assets remaining after payment of, or adequate provision for, all our known debts and liabilities.

Majority Voting.  The holders of a majority of the outstanding shares of common stock constitute a quorum at any meeting of the stockholders. A plurality of the votes cast at a meeting of stockholders elects our directors. The common stock does not have cumulative voting rights. Therefore, the holders of a majority of the outstanding shares of common stock can elect all of our directors. A majority of the votes cast at a meeting of stockholders must authorize stockholder actions other than the election of directors.

Warrants

As of April 10, 2012, we had issued and outstanding warrants to purchase approximately 3,982,508 shares of common stock.  The warrants provide for adjustments to the number of shares of common stock issuable under the warrants equivalent to the adjustments applicable to all shares of common stock in the event of any merger, consolidation, sale of all or substantially of our assets, reorganization, reclassification, stock dividends, stock splits or other changes in our capital structure.

Number of Shares issuable pursuant to Warrants	Exercisable Until	Exercise Price
611,041	April 7, 2013	$ 1.96
360,000	October 25, 2013	$ 0.46
2,000,000	June 2, 2014	$ 1.50
141,667	May 12, 2016	$ 0.60
300,000	March 31, 2016	$ 0.94
569,800	July 29, 2016	$ 1.50

Anti-Takeover Effects of Certain Provisions of Nevada Law and Our Articles of Incorporation and Bylaws

Certain provisions of Nevada law, our Articles of Incorporation and our Bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms, and increased value to our stockholders.

Limits on Ability of Stockholders to Call a Special Meeting or Act by Written Consent

Our bylaws provide that, unless otherwise required by law, special meetings of the stockholders may be called only by the our board of directors, , the president, or the secretary of the Company, or by the request of the holders of the shares entitled to cast at least 50% of the votes at such meeting.

Business Combinations Act

We are subject to Nevada’s anti-takeover law, commonly known as the Business Combinations Act. This law provides that specified persons who, together with affiliates and associates, own, or within three years did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect for transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock.

Control Shares Act

Nevada law provides that, in certain circumstances, a stockholder who acquires a controlling interest in a corporation, defined in the statute as an interest in excess of a 1/5, 1/3 or 1/2 interest, has no voting rights in the shares acquired that caused the stockholder to exceed any such threshold, unless the corporation’s other stockholders, by majority vote, grant voting rights to such shares. We may opt out of this act by amending our bylaws either before or within ten days after the relevant acquisition of shares. Presently, our bylaws do not opt out of this act.

Applicability of California Corporate Law

Although we are incorporated in Nevada, we may be subject to Section 2115 of the California General Corporation Law, which imposes various requirements of California corporate law on non-California corporations if they have characteristics of ownership and operations indicating significant contacts with California. Public companies listed on a recognized national securities exchange or the Nasdaq National Market are generally exempt from Section 2115. Since we are traded on the OTC Bulletin Board, we are subject to the provisions of Section 2115. The key provision of California corporate law that may apply to us is the right of our stockholders to cumulate votes in the election of directors.

Transfer Agent

The registrar and transfer agent for our common stock is Colonial Stock Transfer Company, Inc., 66 Exchange Place, Suite 100, Salt Lake City, Utah 84111.

SELLING STOCKHOLDERS

The following table provides the name of each selling stockholder and the number of shares of our common stock offered by each selling stockholder under this prospectus. Of the 1,036,541 shares of common stock listed below:

•
175,000 shares of our common stock issued upon (i) the conversion of the principal amount owing under $3,000,000 Secured Convertible Term Note issued to Laurus Master Fund, LTD and (ii) the conversion of the interest accrued and owing under the note;

•	478,527 shares of our common stock issuable upon exercise of the warrant issued to Laurus Master Fund, LTD in connection with the issuance of $3,000,000 Secured Convertible Term Note; and

•	383,014 shares of our common stock issuable upon the exercise of currently outstanding warrants to purchase shares of our common stock.

Because the selling stockholders may sell all or part of their shares of our common stock under this prospectus and since this offering is not being underwritten on a firm commitment basis, we cannot estimate the number and percentage of shares of our common stock that the selling stockholders will hold at the end of the offering covered by this prospectus.

Selling Stockholder	Common Shares Owned Prior To Offering		Common Shares that May be Sold Hereby		Number of Common Shares Owned After Sale of All Shares that May be Sold Hereby	Percentage of Outstanding Common Shares Owned After Sale of All Shares that May be Sold Hereby (1)

Laurus Master Fund, LTD(2)	653,527	(3)	653,527		--	--
Jonathan Destler	63,752	(4)	22,085		41,667	*
Ray Gerrity (5)	500		500	(6)	--	--
Rodman & Renshaw, LLC	156,289	(7)	110,429		45,860	*
Etienne Weidemann(8)	250,000	(9)	250,000		--	*

* Less than 1% of the outstanding shares of common stock

1)
Unless otherwise indicated, the named persons possess sole voting and investment control with respect to the shares listed (except to the extent such authority is shared with spouses under applicable law). The percentages are based upon 19,449,783 shares outstanding as of April 9, 2012, except for certain parties who hold options and warrants that are presently exercisable or exercisable within 60 days whose percentages are based upon the sum of shares outstanding as of April 9, 2012 plus the number of shares subject to options and warrants that are presently exercisable or exercisable within 60 days held by them, as indicated in the following notes.

2)
In April 2006, the Company entered into a $3,000,000 Fixed Price Convertible Note (the "Note") agreement with Laurus Master Fund (LMF). The term of the Note is for three years at an interest rate of Wall Street Journal prime plus 2.0%. The conversion, repayment, collateral and other terms are detailed in footnote 6 to the December 31, 2008 consolidated financial statements.

3)
Includes 653,527 shares, of which (a) 175,000 shares of common stock are issuable upon the conversion of the principal amount owning under (i) $3,000,000 Secured Convertible Term Note issued to Laurus Master Fund, Ltd., on April 7, 2006 and (ii) the conversion of interest accrued and owing under the note; and (b) 478,527 shares of common stock issuable upon exercise of the warrant issued to Laurus Master Fund, Ltd. and transferred without additional consideration to PSource Structured Debt Limited on March 17, 2008.  Laurus Capital Management LLC as investment manager of PSource has the voting or investment control over this warrant.  Laurus Master Fund may not exercise the warrants or convert into shares if such exercise would cause the selling stockholder to beneficially own more than 4.99% of the Company’s common stock.  This limitation may be waived by Laurus Master Fund upon provision no less than sixty-one (61) days prior notice to the Company and shall automatically become null and void following notice to the Company upon occurrence and during the continuance of an event of default (as defined in the Secured Convertible Term Note Agreement among Laurus Master Fund and the Company).  Laurus Capital Management, LLC controls Laurus Master Fund.  Eugene Grin and David Grin are the sole members of Laurus Capital Management, LLC and share voting and investment control over Laurus Capital Management, LLC’s holdings, including the shares of Auxilio held by Laurus Master Fund.  Each of Laurus Capital Management, LLC, Eugene Grin and David Grin disclaims beneficial ownership of the shares owned by Laurus Master Fund except to the extent of its or his pecuniary interest therein.

4)
In April 2006, the Company borrowed $3,000,000 under a fixed price convertible note agreement with Laurus Master Fund (LMF).  In connection with the note agreement the Company issued warrants to purchase 132,514 shares of common stock at an exercise price of $1.96 per share as finder’s fee compensation to two brokers in connection with this borrowing. Jonathan Destler was issued 22,085 of these warrants.

5)	Mr. Gerrity served as a director of the Company from May 2001 until May 2006.

6)
Consists of warrants to purchase 500 shares of common stock issued to Mr. Gerrity in connection with the issuance by the Company of warrants to purchase a total of 31,139 shares of common stock at an exercise price of $3.00 per share on December 30, 2002.

7)
In April 2006, the Company borrowed $3,000,000 under a fixed price convertible note agreement with Laurus Master Fund (LMF). In connection with the note agreement, the Company issued warrants to purchase 132,514 shares of common stock at an exercise price of $1.96 per share as finder’s fee compensation to two brokers in connection with this borrowing. Rodman & Renshaw, LLC was issued 110,429 of these warrants.  Rodman & Renshaw LLC (R&R) is a wholly owned subsidiary of Rodman & Renshaw Capital Group, Inc. Edward Rubin, R&R's Chief Executive Officer and David Horin, R&R’s Chief Financial Officer share voting and investment control of R&R’s holdings and each disclaims beneficial ownership of the warrants owned by R&R except to the extent of his pecuniary interest therein.  R&R is a FINRA registered broker dealer and is deemed an underwriter in this offering.

8)	Mr. Weidemann was appointed the Company’s President and Chief Executive Officer on November 9, 2006. In May 2006 Mr. Weidemann was appointed to the Company’s Board of Directors.

9)
Includes 250,000 shares subject to stock warrant agreements.  During 2004 the Company issued warrants to purchase 715,000 shares of the Company's common stock to three officers at an exercise price of $0.30 per share. Mr. Weidemann was issued 250,000 of these warrants.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors−in−interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board, or any other market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	directly by any selling stockholder to one or more purchasers;

•	ordinary brokerage transactions and transactions in which the broker−dealer solicits purchasers;

•	block trades in which the broker−dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker−dealer as principal and resale by the broker−dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker−dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker−dealers engaged by the selling stockholders may arrange for other broker−dealers to participate in sales. Broker−dealers may receive commissions or discounts from the selling stockholders (or, if any broker−dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledge or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker−dealers or agents that are involved in selling the shares are deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. As such, any commissions received by such broker−dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby has been passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

Haskell & White LLP, an independent registered public accounting firm, has audited our consolidated financial statements as of and for the years ended December 31, 2011 and 2010, as set forth in their report, which is included in this prospectus and elsewhere in the registration statement. Such consolidated financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and quarterly reports with the SEC. In addition, we file additional reports for matters such as material developments or changes within us, changes in beneficial ownership of officers and director, or significant stockholders. These filings are a matter of public record and any person may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549 and the regional offices of the Commission listed at http://www.sec.gov/contact/addresses.htm, including the New York regional office at 3 World Financial Center, Suite 400 New York, NY 10281-1022. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. We are not required to deliver an annual report with this Prospectus, nor will we do so. However, you may obtain a copy of our annual report, or any of our other public filings, by contacting the Company or from the SEC as mentioned above.

This Prospectus constitutes a part of a Post Effective Amendment on Form S-1/A to update a registration statement on Form S-1 filed by us with the SEC under the Securities Act. As permitted by the rules and regulations of the SEC, this Prospectus omits certain information that is contained in the registration statement. We refer you to the registration statement and related exhibits for further information with respect to us and the securities offered. Statements contained in the Prospectus concerning the content of any documents filed as an exhibit to the registration statement (or otherwise filed with the SEC) are not necessarily complete. In each instance you may refer to the copy of the filed document. Each statement is qualified in its entirety by such reference.

No person is authorized to give you any information or make any representation other than those contained or incorporated by reference in this Prospectus. Any such information or representation must not be relied upon as having been authorized. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date of the Prospectus.

AUXILIO, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2011 AND 2010

WITH REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Auxilio, Inc.

We have audited the accompanying consolidated balance sheets of Auxilio, Inc. (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2011.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We are not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Auxilio, Inc. as of December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ HASKELL & WHITE LLP

Irvine, California
April 10, 2012

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	$1,832,115	$2,249,907
Accounts receivable, net	2,032,738	1,160,251
Prepaid and other current assets	74,977	331,483
Supplies	651,874	687,845
Total current assets	4,591,704	4,429,486

Property and equipment, net	191,810	234,975
Deposits	28,013	28,013
Loan acquisition costs	226,576	-
Goodwill	1,517,017	1,517,017
Total assets	$6,555,120	$6,209,491

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued expenses	$2,757,670	$2,538,828
Accrued compensation and benefits	1,031,748	772,532
Deferred revenue	381,767	255,802
Current portion of capital lease obligations	49,881	41,776
Total current liabilities	4,221,066	3,608,938

Long-term liabilities:
Convertible notes payable, net of discount of $364,250 at December 31, 2011	1,485,750	-
Derivative warrant liability	126,000	-
Derivative additional investment rights liability	235,000	-
Capital lease obligations less current portion	80,735	79,524
Total long-term liabilities	1,927,485	79,524

Commitments and contingencies	-	-

Stockholders’ equity:
Common stock, par value at $0.001, 33,333,333 shares authorized, 19,449,783 shares issued and outstanding at December 31, 2011 and 19,336,651 shares issued and outstanding at December 31, 2010	19,451	19,338
Additional paid-in capital	20,894,653	20,417,584
Accumulated deficit	(20,507,535)	(17,915,893)
Total stockholders’ equity	406,569	2,521,029
Total liabilities and stockholders’ equity	$6,555,120	$6,209,491

The accompanying notes are an integral part of these consolidated financial statements.

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2011	2010
Net revenues	$21,845,619	$15,407,552
Cost of revenues	19,131,257	12,532,193
Gross profit	2,714,362	2,875,359
Operating expenses:
Sales and marketing	1,830,538	1,566,137
General and administrative expenses	3,360,513	2,861,844
Total operating expenses	5,191,051	4,427,981
Loss from operations	(2,476,689)	(1,552,622)
Other income (expense):
Interest expense	(171,945)	(6,918)
Interest income	2,487	1,301
Change in fair value of derivative liabilities	62,000	-
Total other income (expense)	(107,458)	(5,617)

Loss before provision for income taxes	(2,584,147)	(1,558,239)
Income tax expense	7,495	11,479
Net loss	$(2,591,642)	$(1,569,718)

Net loss per share:
Basic	$(0.13)	$(0.08)
Diluted	$(0.13)	$(0.08)

Number of weighted average shares outstanding:
Basic	19,376,214	19,226,357
Diluted	19,376,214	19,226,357

The accompanying notes are an integral part of these consolidated financial statements.

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
Balance at January 1, 2010	19,040,401	$19,042	$19,803,021	$(16,346,175)	$3,475,888
Common stock issued	296,250	296	161,154	-	161,450
Stock compensation expense for options and warrants granted to employees and consultants	-	-	363,248	-	363,248
Fair value of warrants issued for marketing services	-	-	90,161	-	90,161
Net loss	-	-	-	(1,569,718)	(1,569,718)
Balance at December 31, 2010	19,336,651	19,338	20,417,584	(17,915,893)	2,521,029
Common stock issued in a cashless exercise of options	46,465	46	(46)	-	-
Stock compensation expense for options and warrants granted to employees and consultants	-	-	303,979	-	303,979
Restricted stock granted for marketing services	66,667	67	81,636	-	81,703
Warrants issued as loan acquisition costs related to convertible notes payable	-	-	91,500	-	91,500
Net loss	-	-	-	(2,591,642)	(2,591,642)
Balance at December 31, 2011	19,449,783	$19,451	$20,894,653	$(20,507,535)	$406,569

The accompanying notes are an integral part of these consolidated financial statements.

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2011	2010
Cash flows provided by operating activities:
Net loss	$(2,591,642)	$(1,569,718)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization	125,601	250,252
Stock compensation expense for options and warrants granted to employees and consultants	303,979	363,248
Fair value of restricted stock granted for marketing services	81,703	-
Fair value of warrants issued for marketing services	-	90,161
Change in fair value of derivative liabilities	(62,000)	-
Interest expense related to accretion of debt discount costs	58,750	-
Interest expense related to amortization of loan acquisition costs	36,544	-
Changes in operating assets and liabilities:
Accounts receivable	(872,487)	237,347
Prepaid and other current assets	256,506	(238,237)
Supplies	35,971	(150,675)
Deposits	-	15,779
Accounts payable and accrued expenses	218,842	1,291,948
Accrued compensation and benefits	259,216	217,830
Deferred revenue	125,965	(93,469)
Net cash provided by (used for) operating activities	(2,023,052)	414,466
Cash flows (used for) investing activities:
Purchases of property and equipment	(24,669)	(88,240)
Net cash (used for) investing activities	(24,669)	(88,240)
Cash flows provided by financing activities:
Net proceeds from issuance of CommonStock	-	161,450
Proceeds from convertible notes payable	1,850,000	-
Acquisition fees paid for convertible notes payable	(171,620)	-
Payments on capital leases	(48,451)	(19,355)
Net cash provided by financing activities	1,629,929	142,095
Net increase (decrease) in cash and cash equivalents	(417,792)	468,321
Cash and cash equivalents, beginning of year	2,249,907	1,781,586
Cash and cash equivalents, end of year	$1,832,115	$2,249,907

The accompanying notes are an integral part of these consolidated financial statements.

AUXILIO, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year Ended December 31,
	2011	2010
Supplemental disclosure of cash flow information:
Interest paid	$39,630	$6,918
Income tax paid	$2,517	$19

Non-cash investing and financing activities:
Property and equipment acquired through capital leases	$57,767	$119,283
Warrants issued as loan acquisition costs related to convertible notes payable	$91,500	$-

The accompanying notes are an integral part of these consolidated financial statements.

AUXILIO, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(1)           Basis of Presentation and Summary of Significant Accounting Policies

Business Activity

Our origins date back to January of 2002, when our predecessor, e-Perception, a Human Resources software concern, completed a tender offer with CDC.  CDC’s common stock traded on the OTCBB.In connection with the tender offer, the stockholders of e-Perception received one share of CDC for each four shares of e-Perception common stock they owned prior to the tender offer.  As a result, e-Perception became a wholly owned subsidiary of CDC.  CDC subsequently changed its name to e-Perception, Inc. Approximately eighteen months later e-Perception changed its name to PeopleView,which subsequently changed its name to Auxilio. The stock now trades under the symbol AUXO.OB.

In March 2004, PeopleView entered into an asset purchase and sale agreement with Workstream (NASDQ:WSTM) whereby we sold to Workstream essentially all of its assets, including its software products and related intellectual property, its accounts receivable, certain computer equipment, customer lists, and the PeopleView name, among other things.  Pursuant to an addendum to the original agreement, the final consideration we received was cash equal to $250,000, 246,900 shares of Workstream common stock, and a warrant to purchase an additional 50,000 shares at an exercise price of $3.00 per share.  The business operations of PeopleView were discontinued as of March 2004.

On April 1, 2004, PPVW, a wholly owned subsidiary of PeopleView, completed the acquisition of Alan Mayo and Associates, Inc. dba The Mayo Group (and referred to herein as “TMG”).  TMG offered outsourced Image Management services to healthcare facilities throughout California, and this acquisition forms the basis for Auxilio’s current operations.  Subsequent to the acquisition of TMG, PeopleView changed its name to “Auxilio, Inc.” and changed PPVW’s name to “Auxilio Solutions, Inc.”

We are engaged in the business of providing fully-outsourced managed print services to the healthcare industry, working exclusively with hospitals throughout the United States.

Basis of Presentation

The accompanying financial statements were prepared in conformity with GAAP, which contemplate continuation of Auxilio as a going concern. We have reported a net loss of $2,591,642 for the year ended December 31, 2011 and has an accumulated deficit of $20,507,535 as of December 31, 2011. We reported a net loss of $1,569,718 for the year ended December 31, 2010. We have working capital of $370,638 as of December 31, 2011.

The consolidated financial statements include the accounts of Auxilio and our wholly owned subsidiaries.  All intercompany balances and transactions were eliminated.

Liquidity

During the year ended December 31, 2011, cash used for operating activities was $2,023,052 as compared to cash provided by operating activities of $414,466 for the same period in 2010.  During this same period our revenue increased by 42% and based on recent account signings at the end of 2011, we expect another year of 30% or more revenue growth in 2012.  The implementation costs that accompanied the growth in 2011 along with the related sales expense and operational overhead has resulted in increased losses. As these new accounts mature, we anticipate a reduction in costs of goods sold per account and an increase in total costs but at a slower rate than revenue allowing us to decrease our current net cash used from operating activities.

During 2011 in preparation for this growth we raised $1,850,000 in a convertible debt financing. In addition, we recently entered into an asset based line of credit agreement with a financial institution. This facility provides for borrowings up to $2,000,000 not to exceed 80% of eligible receivables. Management believes that improved cash generated from operations, along with the funds raised in these recent debt financings, will be sufficient to sustain our business operations over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized pursuant to ASC Topic 605, “Revenue Recognition” (“ASC 605”).  Revenues from equipment sales transactions are earned when there is persuasive evidence of an arrangement, delivery has occurred, the sales price has been determined and collectability has been reasonably assured. For the placement of equipment that is to be placed at a customer’s location at a future date, revenue is deferred until the placement of such equipment.  Monthly service and supply revenue is earned monthly during the term of the contract, as services and supplies are provided.

When we enter into arrangements that include multiple deliverables, they typically consist of the sale of MFD equipment and a support services contract which includes a reserve for replacement of printer and fax equipment. Pursuant to ASC Subtopic 605-25-25: “Revenue Recognition – Multiple-Element Arrangements – Recognitions”(“ASC 605-25-25”), we account for each element within an arrangement with multiple deliverables as separate units of accounting. Revenue is allocated to each unit of accounting using the relative selling price method, which allocates revenue to each unit of accounting based on the fair value of both the delivered and undelivered items.

Deferred Revenue

We enter into arrangements that include multiple deliverables, which typically consist of the sale of MFD equipment and a support services contract.  We account for each element within an arrangement with multiple deliverables as separate units of accounting.  Revenue is allocated to each unit of accounting under the guidance of FASB ASC Topic 605-25, Multiple-Deliverable Revenue Arrangements, which provides criteria for separating consideration in multiple-deliverable arrangements by establishing a selling price hierarchy for determining the selling price of a deliverable.  The selling price used for each deliverable is based on vendor-specific objective (“VSOE”) evidence if available, third-party evidence if VSOE is not available, or estimated selling price if neither VSOE nor third-party evidence is available.  We are required to determine the best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis.    We generally do not separately sell MFD equipment or service on a standalone basis.  Therefore, we do not have VSOE for the selling price of these units. As we purchase the equipment, we have third-party evidence of the cost of this element.  We estimate the proceeds from the arrangement to allocate to the service unit based on historical cost experiences.  Based on the relative costs of each unit to the overall cost of the arrangement, we utilize the same relative percentage to allocate the total arrangement proceeds.

Cash and Cash Equivalents

For purposes of the statement of cash flows and balance sheet classification, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations.

Accounts Receivable

We provide an allowance for doubtful accounts equal to the estimated uncollectible amounts. Our estimate is based on historical collection experience and a review of the current status of trade accounts receivable.  It is reasonably possible that our estimate of the allowance for doubtful accounts will change.  Management believes that no accounts receivable are uncollectible at December 31, 2011.

Supplies

Supplies consist of parts and supplies for the automated office equipment, including copiers, facsimile machines and printers.  Supplies are valued at the lower of cost or market value on a first-in, first-out basis.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation.  Depreciation of the property and equipment is provided using the straight-line method over the assets’ estimated economic lives, which range from 2 to 7 years.  Expenditures for maintenance and repairs are charged to expense as incurred.

Intangible Assets

Under ASC Topic 350, “Intangibles, Goodwill and Other” (“ASC 350”), goodwill and intangible assets with indefinite lives are reviewed for impairment at least annually (December 31), or more frequently when indicators of impairment are present.  Intangible assets with definite lives are reviewed for impairment when indicators of impairment exist.  For goodwill, management compares the carrying value of the reporting unit to its related estimated fair value and recognizes an impairment charge in the amount by which the carrying value exceeds the estimated fair value.  For indefinite life intangible assets, management compares the estimated fair value of the intangible asset to its carrying value and an impairment charge is recognized in the amount by which the carrying value exceeds estimated fair value.  For definite life intangible assets, if the carrying value cannot be recovered from expected undiscounted future cash flows, then an impairment charge is recognized in the amount by which the carrying value exceeds the estimated fair value of the intangible asset.

For purposes of testing the impairment of goodwill, we have one reporting unit. Our methodology for testing goodwill impairment consists of one, and possibly two steps.  In step one of the goodwill impairment test, management compares the carrying amount (including goodwill) of the entity-wide reporting unit and the fair value based on market capitalization. Our market capitalization is based on the closing price of our Common Stock as quoted on the OTCBB multiplied by our outstanding shares of Common Stock.  At December 31, 2011, our fair value, based on market capitalization, was approximately $14.8 million, exceeding our book value by approximately $14.4 million.  Management does not anticipate any risk of failing step one of the impairment test.  The second step of the impairment test compares the implied fair value of the goodwill with the book value. We were not required to perform step two since we passed step one.

There was no impairment of goodwill as a result of the annual impairment tests completed during the fourth quarters of 2011 and 2010.  Excluding goodwill, we have no intangible assets deemed to have indefinite lives.

Long-Lived Assets

In accordance with FASB ASC Topic 350, long-lived assets to be held and used are analyzed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We evaluate at each balance sheet date whether events and circumstances have occurred that indicate possible impairment.  If there are indications of impairment, we use future undiscounted cash flows of the related asset or asset grouping over the remaining life in measuring whether the assets are recoverable.  In the event such cash flows are not expected to be sufficient to recover the recorded asset values, the assets are written down to their estimated fair value.  Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value of asset less the cost to sell. As of December 31, 2011, management determined there was no impairment of these assets.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting requirements and those imposed under federal and state tax laws.  Deferred taxes are provided for timing differences in the recognition of revenue and expenses for income tax and financial reporting purposes and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Fair Value of Financial Instruments

We account for our Financial Instruments in accordance with ASC Topic 820, “Fair Value Measurements,” (“ASC 820”). ASC 820 defines fair value, provides a framework for measuring fair value and expands the disclosures required for fair value measurements. The standard applies to other accounting pronouncements, but does not require any new fair value measurements.

Our derivative warrant liability and derivative additional investment rights liability are stated at fair value as further described in note (5) below.

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and capital lease obligations approximate fair value due to the short-term nature of these financial instruments. The carrying amount of our host debt contract of our convertible debt approximates its fair value as we believe the credit market has not materially changed since the original borrowing date.

Stock-Based Compensation

We recognize stock-based compensation as an expense in accordance with ASC Topic 718 “Share-Based Payments” (“ASC 718”) and value the equity securities based on the fair value of the security on the date of grant.  Stock option awards are valued using the Black-Scholes option-pricing model.

For the years ended December 31, 2011 and 2010, stock-based compensation expense recognized in the statements of operations is as follows:

	Year Ended December 31,
	2011	2010
Cost of revenues	$75,290	$164,978
Sales and marketing	24,014	17,016
General and administrative expenses	204,675	181,254
Total stock based compensation expense	$303,979	$363,248

The weighted average estimated fair value of stock options granted during 2011 and 2010 was $0.44 and $0.57 per share, respectively.  These amounts were determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, the expected dividend payments, and the risk-free interest rate over the expected life of the option.  The assumptions used in the Black-Scholes model were as follows for stock options granted in 2011 and 2010:

	2011	2010
Risk-free interest rate	0.08% to 0.19%	0.12% to 0.21%
Expected volatility of our Common Stock	80.95% to 85.78%	81.59% to 87.94%
Dividend yield	0%	0%
Expected life of options	3 years	3 years

The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable.  Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.

Compensation cost associated with grants of restricted stock units are also measured at fair value. We evaluate the assumptions used to value restricted stock units on a quarterly basis. When factors change, including the market price of the stock, share-based compensation expense may differ significantly from what was recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned share-based compensation expense. As of December 31, 2011, we have not granted any restricted stock units under the 2011 Stock Incentive Plan.

Basic and Diluted Loss Per Share

In accordance with ASC Topic 260, “Earnings Per Share,” basic net loss per share is calculated using the weighted average number of shares of our Common Stock issued and outstanding during a certain period, and is calculated by dividing net loss by the weighted average number of shares of our Common Stock issued and outstanding during such period. Diluted net loss per share is calculated using the weighted average number of common and potentially dilutive common shares outstanding during the period, using the as-if converted method for secured convertible notes, and the treasury stock method for options and warrants.

As of December 31, 2011, potentially dilutive securities consisted of options and warrants to purchase 9,349,561 shares of our Common Stock at prices ranging from $0.30 to $6.75 per share. Of these potentially dilutive securities, none of the shares to purchase our Common Stock from the options and warrants were included in the computation of diluted earnings per share as their effect would be anti-dilutive.

As of December 31, 2010, potentially dilutive securities consisted of options and warrants to purchase 8,581,617 shares of our Common Stock at prices ranging from $0.30 to $6.75 per share. Of these potentially dilutive securities, none of the shares to purchase our Common Stock from the options and warrants were included in the computation of diluted earnings per share as their effect would be anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share:

	Year Ended December 31,
	2011	2010
Numerator:
Net loss	$(2,591,642)	$(1,569,718)

Denominator:
Denominator for basic calculation weighted averages	19,376,214	19,226,357

Dilutive Common Stock equivalents:
Options and warrants	-	-
Denominator for diluted calculation weighted average	19,376,214	19,226,357

Net loss per share:
Basic net loss per share	$(.13)	$(.08)
Diluted net loss per share	$(.13)	$(.08)

Segment Reporting

Based on our integration and management strategies, we operated in a single business segment.  For the years ended December 31, 2011 and 2010, all revenues were derived from domestic operations.

Subsequent Events

OnApril 10, 2012 we received a commitment letter from Avid Bank to enter into an asset based line of credit. The commitment letter provides for a $2,000,000line of credit with a maturity date one year from the contract date (“Financing”). Borrowings are limited to 80% of the Company’s eligible accounts receivable. Interest on advances will be at Prime plus 3.75% subject to a floor rate of 7%. In connection with this facility, the Company will issue warrants where the number of shares will be equal to 5% of the credit facility divided by the strike price which will be 120% of the Commons Stock closing price for the 30 days prior to the issue date. These warrants expire five years from the maturity date. The Financing is collateralized by a first lien position on all of the Company’s assets, and is subject to certain financial covenants.

New Accounting Pronouncements

In September 2009, the FASB issued authoritative guidance (ASU 2009-13) regarding multiple-deliverable revenue arrangements that address how to separate deliverables and how to measure and allocate consideration to one or more units of accounting.  Specifically, the guidance requires that consideration be allocated among multiple deliverables based on relative selling prices.  The guidance establishes a selling price hierarchy of (1) vendor-specific objective evidence, (2) third-party evidence and (3) estimated selling price.  This guidance is effective for annual periods beginning after June 15, 2010. We adopted this guidance effective January 1, 2011.  Adoption resulted in no significant effect on our consolidated financial position and results of operations.

From time to time, new accounting pronouncements are issued by the FASB that we adopt as of the specified effective date.  Unless otherwise discussed in these financial statements and notes or in our Annual Report on Form 10-K for the year ended December 31, 2011, we believe the impact of any other recently issued standards that are not yet effective are either not applicable to us at this time or will not have a material impact on our consolidated financial statements upon adoption.

(2)           Accounts Receivable

A summary of accounts receivable follows:

	As of December 31,
	2011	2010
Trade receivables	$1,849,131	$1,307,983
Unapplied advances and unbilled revenue	183,607	(147,732)
Allowance for doubtful accounts	-	-
	$2,032,738	$1,160,251

(3)           Property and Equipment

A summary property and equipment follows:

	As of December 31,
	2011	2010
Furniture and fixtures	$51,398	$59,114
Computers and office equipment	553,254	584,673
Fleet equipment	367,660	389,333
Leasehold improvements	-	-
	972,312	1,033,120
Less accumulated depreciation and amortization	(780,502)	(798,145)
	$191,810	$234,975

Depreciation and amortization expense for property, equipment, and improvements amounted to $125,601 and $250,252 for the years ended December 31, 2011 and 2010, respectively.

(4)           Convertible Notes Payable

Effective July 29, 2011, we closed on a private offering of secured convertible notes and warrants (“Units”) for gross proceeds of $1,850,000. Each of the Units consists of (i) a $5,000 secured convertible promissory note (each a “Note” and collectively “Notes”) and (ii) a warrant (each a “Warrant” and collectively “Warrants”) to purchase 1,000 shares of our Common Stock at $1.50 per share.  The Notes mature July 29, 2014 and are secured by our tangible and intangible assets.  The Notes accrue interest at a rate of eight percent (8%) per annum, compounded annually, and the interest on the outstanding balance of the Notes is payable no later than thirty (30) days following the close of each calendar quarter.  The Notes are convertible into 1,850,000 shares of Common Stock.  The Warrants expire April 29, 2016 and are exercisable to purchase up to 370,000 shares of our Common Stock. We additionally granted piggyback registration rights to the investors in this offering.  Several members of the Board, including John Pace, Michael Joyce, Mark St. Clare and Michael Vanderhoof, participated in the offering.

We may call the Notes for prepayment (“Call Option”) if (a) our Common Stock closes at or above $2.00 per share for 20 consecutive days; and (b) our Common Stock has had daily trading volume at or above 100,000 shares for the same 20 consecutive days.  Investors shall have 60 days from the date on which we call the Notes to convert the Notes(thereafter we may prepay any outstanding Notes).

At any time prior to the maturity date, the holders of the Notes may elect to convert all or part of the unpaid principal amount of the Notes and any unpaid interest accrued thereon, into shares of our Common Stock. The conversion price shall be $1.00 per share of Common Stock, subject to adjustment upon the occurrence of certain capital events.  If (a) there is any transaction, or a series of transactions, that results, directly or indirectly, in the transfer of 100% of Auxilio including, without limitation, any sale of stock, sale of assets, sale of membership interests, merger or consolidation, reorganization, recapitalization or restructuring, tender or exchange offer, negotiated purchase or  leveraged buyout, and (b) the per share price of our Common Stock in such transaction equals or exceeds $1.00, then the Notes will be automatically converted into our Common Stock.

The Note agreement provides the note holders with certain dilution protections.  If (a) by July 29, 2012, we complete an additional round of debt financing with new investors (“New Debt”) and (b) the New Debt contains more favorable interest rate, payment frequency, amortization, conversion price, warrant coverage and registration rights terms to the New Debt holders than the Notes, then the holder of Notes shall have the option to exchange the Notes for an equal principal amount of new notes with the same terms as the New Debt (the “Exchange Feature”).  The Exchange Feature does not provide for fixed terms for the associated Warrants or can allow for an adjustment to the conversion rate of the Notes.

We allocated the proceeds from the sale of the Notes and Warrants in connection with ASC Topic 470-25.  Due to the existence of the Exchange Feature, the Warrants were determined to not be indexed to its own underlying stock and therefore did not qualify for equity classification. Therefore the proceeds allocated to the Warrants were determined to be a derivative liability and were measured at fair value.

The conversion rights and the Call Option held by us, or the “Additional Investment Rights”, are embedded derivatives of the host debt contract. The potential variability of the conversion rate and the terms of the Call Option, due to the existence of the Exchange Feature, also caused the Additional Investment Rights to not qualify for equity classification.  Under the accounting guidance for multiple embedded derivatives, we combined these rights into one embedded derivative and allocated proceeds from the offering to the bundled derivative. Accordingly, the bundled Additional Investment Rights are accounted for as a derivative liability to be measured at fair value. We allocated $1,427,000 to the convertible Notes payable, $166,000 to the derivative Warrant liability and $257,000 to the derivative Additional Investments Rights liability.  The debt discount of $423,000 will be amortized as interest expense over the term of the convertible notes payable.  The valuation methodologies for the fair values of the Derivative Warrant Liability and the Derivative Additional Investment Rights Liability are described in Note 5 below.

Interest charges associated with the convertible notes payable, including amortization of the discounts and loan acquisition costs totaled $156,961 through December 31, 2011.

We also agreed to pay Cambria Capital, LLC a placement fee of $149,850 in sales commissions, reimburse for costs associated with the placement of the Units and to issue a warrant to purchase up to 199,800 shares of Common Stock exercisable at a price of $1.50 per share.  Cambria Capital, LLC is an affiliate of Michael Vanderhoof, a member of the Board. The engagement of Cambria Capital, LLC, the payment of the placement fee and the issuance of the warrant to Cambria Capital, LLC were approved by a majority of the disinterested members of the Board. We additionally granted piggyback registration rights to Cambria Capital, LLC in this offering that are the same as those afforded to the investors in the offering.

(5)           Derivative Liabilities

Our derivative liability instruments were measured at fair value using the Black-Scholes model. We evaluated the use of other valuation models and determined that given the fact pattern these methods were not anticipated to be materially different from the amounts calculated using the Black-Scholes model.  This determination was based on management’s belief that the likelihood of another round of financing prior to the expiration of the Exchange Feature is remote, and another round of financing with terms more favorable to new investors is even more remote.  If another round of financing were to occur, we believe that our need for an additional round of financing by July 2012 would most likely be driven by significant growth in our business.  This growth would likely result in more favorable terms to us, thus rendering the instruments subject to the Exchange Feature with nominal value.  As a result, we believe that the Black-Scholes model was an appropriate method for valuing the warrants and additional investment rights subject to the Exchange Feature.

Derivative Warrant Liability

We have warrants outstanding from the convertible notes payable financing with potentially variable terms that could allow for the reduction in the exercise price of the warrants in the event that, prior to July 29, 2012, we complete an additional round of debt financing with new investors that calls for better economic terms. We accounted for these warrants in accordance with FASB ASC Topic 815.

We recognize all of our warrants subject to the Exchange Feature as a derivative liability in our consolidated balance sheet.  The derivative liability is revalued at each reporting period and changes in fair value are recognized currently in the consolidated statements of operations.  The initial recognition and subsequent changes in fair value of the derivative liability have no effect on our cash flows.

The revaluation of these warrants at the end of the reporting period resulted in the recognition of a $40,000 gain within our consolidated statements of operations for the year ended December 31, 2011, under the caption “Change in fair value of derivative liabilities”.  The fair value of these warrants at December 31, 2011 was $126,000, which is reported on the consolidated balance sheet under the caption “Derivative Warrant Liability”.

Fair Value Assumptions Used in Accounting for Derivative Warrant Liability

We have determined our derivative warrant liability to be a Level 3 fair value measurement.  The fair value as of July 29, 2011 (the issuance date) and December 31, 2011 required the data inputs listed in the table below:

	July 29, 2011	December 31, 2011
Exercise price	$ 1.50	$ 1.50
Term (years)	4.75	4.33
Risk-free interest rate	1.35%	0.83%
Estimated volatility	82%	79%
Dividend rate	-0-	-0-
Stock price	$ 0.85	$ 0.76

Derivative Additional Investment Rights Liability

We have Additional Investment Rights outstanding with terms that could allow for more beneficial consideration to the note holders in the event that, prior to July 29, 2012, we complete an additional round of debt financing with new investors that calls for better economic terms. We accounted for these Additional Investment Rights in accordance with FASB ASC Topic 815.

We recognize all of our Additional Investment Rights subject to the Exchange Feature as derivative liabilities in our consolidated balance sheet.  The derivative liability is revalued at each reporting period and changes in fair value are recognized in the consolidated statements of operations.  The initial recognition and subsequent changes in fair value of the derivative Additional Investment Rights liability have no effect on our cash flows.

The revaluation of the Additional Investment Rights at each reporting period resulted in the recognition of a $22,000 gain within our consolidated statements of operations for the year ended December 31, 2011, under the caption “Change in fair value of derivative liabilities”.  The fair value of the Additional Investments Rights at December 31, 2011 was $235,000, which is reported on the consolidated balance sheet under the caption “Derivative Additional Investment Rights Liability”.

Fair Value Assumptions Used in Accounting for Derivative Additional Investment Rights Liability

We have determined that our derivative additional investment rights liability to be a Level 3 fair value measurement.  The fair value as of July 29, 2011(the issuance date) and December 31, 2011 required the data inputs listed in the table below:

	July 29, 2011	December 31, 2011
Conversion price (range)	$1.00-$2.00	$1.00-$2.00
Term (years)	3.00	2.58
Risk-free interest rate	0.55%	0.36%
Estimated volatility	82%	79%
Dividend rate	-0-	-0-
Stock price	$ 0.85	$ 0.76

(6)           Warrants

Below is a summary of warrant activity during the years ended December 31, 2010and 2011:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Term in Years	Aggregate Intrinsic Value
Outstanding at January 1, 2010	3,981,871	$1.39
Granted in 2010	-	$-
Exercised in 2010	(268,750)	$0.54
Cancelled in 2010	(350,413)	$2.33
Outstanding at December 31, 2010	3,362,708	$1.36	2.57	$371,083
Granted in 2011	869,800	$1.31
Exercised in 2011	-	$-
Cancelled in 2011	(250,000)	$0.55
Outstanding at December 31, 2011	3,982,508	$1.40	2.71	$130,667

Warrants exercisable at December 31, 2011	2,007,508	$1.39	2.71	$130,667

The following tables summarize information about warrants outstanding and exercisable at December 31, 2011:

Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining in Contractual Life in Years	Outstanding Warrants Weighted Average Exercise Price	Number of Warrants Exercisable	Exercisable Warrants Weighted Average Exercise Price
$0.30 to $0.75	501,667	2.54	$0.50	501,667	$0.50
$0.91 to $1.84	2,869,800	3.80	$1.44	894,800	$1.50
$1.85 to $2.00	611,041	1.27	$1.96	611,041	$1.96
$0.30 to $2.00	3,982,508	2.71	$1.40	2,007,508	$1.39

In November 2008, we entered into a five year joint marketing agreement with Sodexo to provide Auxilio’s document services to Sodexo’s healthcare customer base in the United States. Under the terms of the agreement, Sodexo invests in sales and marketing resources and assists us with marketing their document services to Sodexo’s U.S. healthcare customer base of more than 1,600 hospitals. In return, we provide Sodexo with warrants to purchase up to two million shares of our Common Stock at a price of $1.50 per share.  The first 150,000 warrants vested on June 2, 2009. The fair value of the warrant for the 150,000 shares vesting upon execution on June 2, 2009 was $76,807. This amount was recognized as a sales and marketing expense in June 2009. We account for equity based payments to non-employees in accordance with ASC Topic 505-50. As the warrant issued is more reliably measurable at fair value, we use the fair value of the warrant to account for the transaction. The fair value of the warrant was determined using the Black-Scholes option-pricing model, with the following assumptions: (i) no expected dividends; (ii) a risk free interest rate of 0.20%; (iii) expected volatility of 85.07%; and (iv) a contract life of the warrants of five years. An additional 175,000 vested on July 13, 2010 upon the signing of a new customer contract. The fair value of the warrant for the 175,000 shares vesting with the signing of the new customer contract on July 13, 2010 was $90,161. This amount was recognized as a sales and marketing expense in July 2010. The fair value of the warrant was determined using the Black-Scholes option-pricing model, with the following assumptions: (i) no expected dividends; (ii) a risk free interest rate of 0.17%; (iii) expected volatility of 82.56%; and (iv) a contract life of the warrants of four years.  The balance of the warrants will vest in increments of between 75,000 and 500,000 shares dependent on the size and number of the new customer contracts that we enter into as a direct result of this agreement.

On April 1, 2011, we granted 300,000 warrants to our CEO to purchase shares of our Common Stock at an exercise price of $0.94 per share, which exercise price equals the fair value of our stock on the grant date. The fair value of the warrants was determined using the Black-Scholes option-pricing model.  The warrants have graded vesting annually over three years.  The fair value of the warrants was determined using the Black-Scholes option-pricing model.  The assumptions used to calculate the fair value are as follows:  (i) risk-free interest rate of 0.11%; (ii) estimated volatility of 81.36%; (iii) dividend yield of 0.0%; and (iv) expected life of the warrants of three years.

On July 29, 2011, we closed on a private offering of secured convertible notes and warrants, wherein warrants for 370,000 shares of our Common Stock were issued to the note holders and a warrant for 199,800 shares of our Common Stock were issued to the placement broker.  Please see Notes 4 and 5 for further information on these warrants.

(7)           Stock Option and Stock Incentive Plans

In October 2001, we approved the 2001 Stock Option Plan under which all employees may be granted options to purchase shares of our Common Stock.  The maximum number of shares of the Common Stock available for issuance under the 2001 Plan was 5,400,000 shares. Under the 2001 Stock Option Plan (the “2001 Plan”), the option exercise price was equal to the fair market value of the Common Stock on the date of grant.  Options expired no later than 10 years from the grant date and generally vested within five years.

The Board approved the 2003 Stock Option Plan (the “2003 Plan”) and it became effective immediately upon stockholder approval at the Annual Meeting on May 15, 2003.  The maximum number of shares of the Common Stock available for issuance under the 2003 Plan was 4,400,000 shares. On May 15, 2003, 899,500 shares were available to grant under the 2003 Plan, and 567,167 had been granted under our former 2000 Stock Option Plan (the “2011 Plan”) and the 2001 Plan.  Although we no longer granted options under the 2000 Plan or the 2001 Plan, all outstanding stock options continue to be subject to the terms and conditions of the stock option agreement and the underlying plans, except to the extent the Board or the Compensation Committee elected to extend one or more features of the 2003 Plan to the outstanding stock options that were granted pursuant to the 2000 Plan or the 2001 Plan.  Under the 2003 Plan, the option exercise price was equal to the fair market value of the Common Stock at the date of grant.  Stock options expired no later than 10 years from the grant date and generally vested within five years.

In May of 2004, the Board and stockholders approved the 2004 Stock Incentive Plan (the “2004 Plan”). The maximum number of shares of the Common Stock available for issuance under the 2004 Plan was 6,400,000 shares. As of the date of stockholder approval, May 12, 2004, options to purchase 714,750 shares had been granted pursuant to the 2000 Plan, 2001 Plan and 2003 Plan. Under the terms and conditions of the 2004 Plan, the option exercise price is equal to the fair market value of the Common Stock at the date of grant.  Options expired no later than 10 years from the grant date and generally vested within five years.

The Board approved the 2007 Stock Option Plan, as amended(the “2007 Plan”), and it became effective on May 16, 2007 upon receipt of stockholder approval.  On May 16, 2007, options to purchase 2,890,147 shares of Common Stock had been granted pursuant to the 2000 Plan, 2001 Plan, 2003 Plan and 2004 Plan. Under the 2007 Plan, the administrator could grant options to purchase 4,470,000 shares of Common Stock. The options granted pursuant to the 2004 Plan continue to be governed by the terms and conditions of the 2004 Plan, except to the extent the administrator elected to extend one or more features of the 2007 Plan to the outstanding stock options granted pursuant to the 2004 Plan. Under the 2007 Plan, the option exercise price was equal to the fair market value of the Common Stock at the date of grant. Options expired no later than 10 years from the grant date and generally vested within three years.

On March 17, 2011, the Board approved the 2011 Stock Incentive Plan (the “2011 Plan”), and it became effective on May 12, 2011 upon receipt of stockholder approval. The 2011 Plan authorizes the issuance of no more than 5,970,000 shares of our Common Stock and it provides for the granting of stock options, stock appreciation rights and restricted stock to our employees, members of the Board and service providers. As of December 31, 2011, there were 510,231 shares available for issuance under awards granted.

Additional information with respect to these Plans’ stock option activity is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Term in Years	Aggregate Intrinsic Value
Outstanding at January 1, 2010	5,226,195	$1.02
Granted in 2010	890,500	$1.06
Exercised in 2010	(27,500)	$0.56
Cancelled in 2010	(870,286)	$1.11
Outstanding at December 31, 2010	5,218,909	$1.01	5.69	$533,330
Granted in 2011	671,500	$0.89
Exercised in 2011	(46,465)	$0.53
Cancelled in 2011	(476,891)	$0.68
Outstanding at December 31, 2011	5,367,053	$1.03	6.23	$208,835

Options exercisable at December 31, 2011	3,839,553	$1.07	5.20	$181,193

The following table summarizes information about stock options outstanding and exercisable at December 31, 2011:

Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining in Contractual Life in Years	Outstanding Warrants Weighted Average Exercise Price	Number of Options Exercisable	Exercisable Options Weighted Average Exercise Price
$0.30 to $0.75	1,072,500	5.99	$0.57	932,667	$0.56
$0.75 to $0.90	1,466,331	5.66	$0.82	960,720	$0.82
$0.91 to $1.84	2,548,722	6.94	$1.22	1,666,666	$1.32
$1.85 to $2.00	238,500	3.34	$1.99	238,500	$1.99
$2.00 to $2.75	30,000	6.68	$2.15	30,000	$2.15
$3.00 to $6.75	11,000	.47	$6.41	11,000	$6.41
$0.30 to $6.75	5,367,053	6.23	$1.03	3,839,553	$1.07

Unamortized compensation expense associated with unvested options approximates $539,990 as of December 31, 2011. The weighted average period over which these costs are expected to be recognized is approximately 1.5 years.

(8)           Income Taxes

For the years ended December 31, 2011 and 2010, the components of income tax expense are as follows:

	Year Ended December 31
	2011	2010
Current provision:
Federal	$-	$8,489
State	7,495	2,990
	7,495	11,479
Deferred benefit:
Federal	-	-
State	-	-
	-	-
Income tax expense	$7,495	$11,479

Income tax provision amounted to $7,495 and $11,479 for the years ended December 31, 2011 and 2010, respectively (an effective rate of (0.3)% for 2011and (0.7)% for 2010).  A reconciliation of the provision for income taxes with amounts determined by applying the statutory U.S. federal income tax rate to income before income taxes is as follows:

	Year Ended December 31
	2011	2010
Computed tax at federal statutory rate of 34%	$(878,610)	$(532,888)
State taxes, net of federal benefit	3,072	1,973
Non-deductible items	87,434	115,916
Other	2,840	4,910
Change in valuation allowance	792,759	421,568
	$7,495	$11,479

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which is uncertain.  Accordingly, a valuation allowance, in an amount equal to the net deferred tax asset as of December 31, 2011 and 2010 has been established to reflect these uncertainties.  As of December 31, 2011 and 2010, the net deferred tax asset before valuation allowances is approximately $5,784,000 and $5,072,000, respectively, for federal income tax purposes, and $1,225,000 and $1,013,000, respectively for state income tax purposes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of our deferred tax assets and liabilities are as follows:

	Year Ended December 31
	2011	2010
Deferred tax assets:
Accrued salaries/vacation	$195,100	$150,600
Depreciation	-	-
Accrued equipment pool	57,500	27,700
State taxes	800	1,000
Stock options	714,300	667,800
Net operating loss carryforwards	6,443,100	5,577,700
Total deferred tax assets	7,410,800	6,424,800

Deferred tax liabilities:
Depreciation	75,800	53,900
Amortization of intangibles	4,700	7,900
Other	321,600	278,200
Total deferred tax liabilities	402,100	340,000

Net deferred assets before valuation allowance	7,008,700	6,084,800
Valuation allowance	(7,008,700)	(6,084,800)
Net deferred tax assets	$-	$-

At December 31, 2011, we have available unused net operating loss carryforwards of approximately $15,967,000 for federal and $11,473,000 for state that may be applied against future taxable income and that, if unused, expire beginning in 2013 through 2032.

Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code under section 382.  The annual limitation may result in the expiration of net operating loss carryforwards before utilization.  On September 23, 2008, the State of California suspended the use of net operating loss carryforwards for 2008 and 2009, and on October 19, 2010, suspended the use of net operating loss carryforwards for 2010 and 2011.  As a result of this suspension, we will not be able to make use of net operating loss carryforwards for state income tax purposes for the indefinite future.  There can be no guarantee that we will ever be able to use these state net operating loss carryforwards in the future.

Effective January 1, 2007, we adopted new accounting guidance which altered the framework for recognizing income tax contingencies. Previously, the focus was on the subsequent liability recognition for estimated losses from tax contingencies where such losses were probable and the related amounts could be reasonably estimated. Under this new guidance, a contingent tax asset (i.e., an uncertain tax position) may only be recognized if it is more likely than not that it will ultimately be sustained upon audit. We have evaluated our tax positions for all jurisdictions and all years for which the statute of limitations remains open and determined that no additional liability for unrecognized tax benefits and interest was necessary.

(9)           Retirement Plan

We sponsor a 401(k) plan (the “Plan”) for the benefit of employees who are at least 21 years of age. Our management determines, at its discretion, the annual and matching contribution. We elected not to contribute to the Plan for the years ended December 31, 2011 and 2010.

(10)         Commitments

Leases

We lease our Mission Viejo, California facility under a non-cancellable operating lease effective March 2010 that expires in September 2015. Rent expense for the years ended December 31, 2011and 2010 totaled $163,534 and $169,954 respectively.  Future minimum lease payments under non-cancelable operating leases during subsequent years are as follows:

December 31,	Payments
2012	156,611
2013	160,705
2014	164,800
2015	125,903
Total	$608,019

Employment Agreements

On August 5, 2009, the Board appointed Mr. Joseph J. Flynn as President and Chief Executive Officer (“CEO”) effective August 31, 2009.  Mr. Flynn has served as a member of the Board since 2003.  He previously held the position of our President and CEO from 2003 to 2006, having resigned to take a position as the Vice President of the Sport Group for the Nielsen Company.  In connection with his appointment as President and CEO, we entered into an Executive Employment Agreement with Mr. Flynn, effective as of August 31, 2009 (the “Flynn Employment Agreement”).  The Flynn Employment Agreement provides that Mr. Flynn will be employed by us as President and CEO, for an initial term beginning on August 31, 2009 and ending on December 31, 2011, at an initial base salary of $250,000, up to $100,000 per year incentive compensation and options for 250,000 shares as more specifically set forth in the Flynn Employment Agreement.  Upon termination of Mr. Flynn’s employment by us other than for cause or by Mr. Flynn for good reason, we shall continue paying Mr. Flynn’s salary for six months and accelerate the vesting of Company options and/or warrants issued to Mr. Flynn.

The Compensation Committee set Mr. Flynn’s base salary at $261,250 for the fiscal year ending December 31, 2011.  Mr. Flynn may also earn up to $100,000 in annual bonus, with 33.33% payout for closing six new customer contracts before the end of 2011, 33.33% for hitting revenue targets and 33.33% payout for achieving gross margin targets. In addition, Mr. Flynn will participate in a bonus and option pool that will be allocated at the Board’s discretion based on obtaining new contracts. Specifically, for every new contract beyond six contracts in 2011, a pool of $25,000 and 25,000 options is to be granted with a strike price for the options on the day they are earned, the date in which the contracts are signed and delivered. Mr. Flynn earned a $100,000 bonus and received a grant for 100,000 options.

Effective January 1, 2012, we entered into a new employment agreement with Mr. Flynn (the “New Flynn Agreement”). The New Flynn Employment Agreement provides that Mr. Flynn will be employed as our President and CEO.The New Flynn Employment Agreement has a term of two years, provides for an annual base salary of $269,087, and will automatically renew for subsequent twelve month terms unless either party provides advance written notice to the other that such party does not wish to renew the agreement for a subsequent twelve months.  Mr. Flynn also receives the customary employee benefits available to our employees.  Mr. Flynn is also entitled to receive a bonus of up to $110,000 per year, the achievement of which is based on Company performance metrics. We may terminate Mr. Flynn’s employment under this agreement without cause at any time on thirty days advance written notice, at which time Mr. Flynn would receive severance pay for six months and be fully vested in all options and warrants granted to date.

On April 2, 2010, we entered into an employment agreement with Mr. Paul T. Anthony, our Chief Financial Officer (“CFO”) since 2004, to serve as our Executive Vice President (“EVP”) and CFO.  As EVP and CFO, Mr. Anthony continues to report to the CEO and has duties and responsibilities assigned by the CEO.  The employment agreement was effective January 1, 2010, has a term of two years, and provides for an annual base salary of $203,500.  The agreement will automatically renew for subsequent twelve month terms unless either party provides advance written notice to the other that such party does not wish to renew the agreement for a subsequent twelve months.  Mr. Anthony also receives the customary employee benefits available to our employees.  Mr. Anthony is also entitled to receive a bonus of up to $60,000 per year, the achievement of which is based on our performance metrics. We may terminate Mr. Anthony’s employment under this agreement without cause at any time on thirty days advance written notice, at which time Mr. Anthony would receive severance pay for six months and be fully vested in all options and warrants granted to date.

The CEO set Mr. Anthony’s base salary at $212,658 for the fiscal year ending December 31, 2011.  Mr. Anthony may also earn up to $60,000 in annual bonus, with 33.33% payout for closing six new customer contracts before the end of 2011, 33.33% for hitting revenue targets and 33.33% payout for achieving gross margin targets.  In addition, Mr. Anthony will participate in a bonus and option pool that will be allocated at the Board’s discretion based on obtaining new contracts.  Specifically, for every new contract beyond six contracts in 2011, a pool of $25,000 and 25,000 options is to be granted with a strike price for the options on the day they are earned, the date in which the contracts are signed and delivered. Mr. Anthony earned a $60,000 bonus and received a grant for 50,000 options.

Effective January 1, 2012, we entered into a new employment agreement with Mr. Anthony to serve as our Executive Vice President (“EVP”) and CFO. The employment agreement has a term of two years, and provides for an annual base salary of $219,037. The agreement will automatically renew for subsequent twelve month terms unless either party provides advance written notice to the other that such party does not wish to renew the agreement for a subsequent twelve months.  Mr. Anthony also receives the customary employee benefits available to our employees.Mr. Anthony is also entitled to receive a bonus of up to $70,000 per year, the achievement of which is based on Company performance metrics. We may terminate Mr. Anthony’s employment under this agreement without cause at any time on thirty days advance written notice, at which time Mr. Anthony would receive severance pay for six months and be fully vested in all options and warrants granted to date.

(11)         Concentrations

Cash Concentrations

At times, cash balances held in financial institutions are in excess of federally insured limits. Management performs periodic evaluations of the relative credit standing of financial institutions and limits the amount of risk by selecting financial institutions with a strong credit standing.

Major Customers

For the year ended December 31, 2011, there were two customers that each generated at least 10% of our revenues and these customers represented a total of 40% of revenues.  As of December 31, 2011, net accounts receivable due from these customers totaled approximately $381,000.

For the year ended December 31, 2010, there were four customers that each generated at least 10% of our revenues and these customers represented a total of 70% of revenues.  As of December 31, 2010, net accounts receivable due from these customers totaled approximately $843,000.

(12)         Related Party Transactions

In August of 2009, we entered in to a consulting agreement with John D. Pace, Chairman of the Board, to provide support to us in the capacity of Chief Strategy Officer. The agreement provides that we will pay Mr. Pace $6,000 per month as compensation for his services. The agreement expired on December 31, 2010 and was extended for an additional 12 months along with an increase to $6,500 per month.  Total cash compensation to Mr. Pace for the years ended December 31, 2010 and 2011 was $72,000 and $78,000, respectively.

In July 2011, we agreed to pay Cambria Capital, LLC a placement fee of $149,850 in sales commissions, reimburse for costs associated with the placement of the Units and to issue a warrant to purchase up to 199,800 shares of Common Stock exercisable at a price of $1.50 per share. Cambria Capital, LLC is an affiliate of Michael Vanderhoof, a member of the Board. The engagement of Cambria Capital, LLC, the payment of the placement fee and the issuance of the warrant to Cambria Capital, LLC were approved by a majority of the disinterested members of the Board. We additionally granted piggyback registration rights to Cambria Capital, LLC in this offering that are the same as those afforded to the investors in the offering.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth an estimate of the costs and expenses payable by the registrant in connection with the issuance and distribution of the common stock being registered.

SEC registration fee	$517
Legal fees and expenses	45,000
Accountants’ fees and expenses	30,000
Miscellaneous	5,000
Total	$80,517

All of the expenses set forth above have been paid by us.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the Nevada General Corporation Law and our Articles of Incorporation and our Bylaws, our directors will have no personal liability to us or our stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care." This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its stockholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its stockholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its stockholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its stockholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence.

The effect of this provision in our Articles of Incorporation and Bylaws is to eliminate the rights of our Company and our stockholders (through stockholder's derivative suits on behalf of our Company) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (vi) above. This provision does not limit nor eliminate the rights of our Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our Bylaws provide that if the Nevada General Corporation Law is amended to authorize the future elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the law, as amended. The Nevada General Corporation Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter as been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALE OF UNREGISTERED SECURITIES

2011 Financing

Effective July 29, 2011, the Company closed on a private offering of secured convertible notes and warrants (“Units”) for gross proceeds of $1,850,000.  Each of the Units consists of (i) a $5,000 secured convertible promissory note (each a “Note” and collectively “Notes”) and (ii) a warrant (each a “Warrant” and collectively “Warrants”) to purchase 1,000 shares of the Company’s common stock at $1.50 per share. The Notes mature July 29, 2014 and are secured by the Company’s tangible and intangible assets.  The Notes accrue interest at a rate of eight percent (8%) per annum, compounded annually, and the interest on the outstanding balance of the Note is payable no later than thirty (30) days following the close of each calendar quarter.  The Notes are convertible into 1,850,000 shares of common stock.   The Warrants expire April 29, 2016 and are exercisable to purchase up to 370,000 shares of common stock.  The Company additionally granted piggyback registration rights to the investors in this offering.  Several members of the Board of Directors of the Company, including John Pace, Michael Joyce, Mark St. Clare and Michael Vanderhoof participated in the offering.

The offers and sales were made without registration under the Act, or the securities laws of certain states, in reliance on the exemptions provided by Section 4(2) of the Act and Regulation D promulgated under the Act and in reliance on similar exemptions under applicable state laws.  The issuance of the Company’s secured convertible promissory notes and the warrants did not involve any public offering; each investor made representations regarding its investment intent, experience and sophistication; each investor either received or had access to adequate information about the Company in order to make an informed investment decision; having received representations to this effect, the Company believes that each investor is an “accredited investor” as that term is defined under Rule 501(a) of Regulation D; and no advertising or general solicitation was made in connection with the sale and issuance of the Company’ secured convertible notes and warrants.

The Company has also agreed to pay Cambria Capital, LLC a placement fee of $149,850 in sales commissions, reimburse for costs associated with the placement of the Units and issue a Warrant to purchase up to 199,800 shares of common stock exercisable at a price of $1.50 per share.  Cambria Capital, LLC is an affiliate of Michael Vanderhoof, a member of the Board of Directors of the Company. The engagement of Cambria Capital, LLC, the payment of the placement fee and the issuance of the Warrant to Cambria Capital, LLC were approved by a majority of the disinterested members of the Board of Directors. The Company additionally granted piggyback registration rights to Cambria Capital, LLC in this offering that are the same as those afforded to the investors in the offering.

2009 Financing

Between April 6 and April 15, 2009, the Company entered into Subscription Agreements (the “Agreements”) with Michael Vanderhoof and Edward B. Case, each a member of the Board of Directors of the Company, as well as twenty-one other accredited investors (the “Investors”).  The sales to Messrs. Vanderhoof and Case were approved by a majority of the disinterested members of the Board of Directors.

Pursuant to the Agreements, the Company agreed to sell to the Investors an aggregate of 1,416,667 shares of its Common Stock at a purchase price of $0.60 per share (the “Offering”).  The Offering resulted in gross proceeds to the Company of approximately $850,000 before deduction of placement agent fees and offering expenses.  The closing of the Offering occurred on May 8, 2009.

In connection with the Offering, the Company paid a fee of $85,000 (“Placement Agent Fee”) and agreed to issue warrants to purchase an additional 141,667 shares of Company Common Stock (the "Agent Warrants") to the placement agent, Cambria Capital, LLC (“Cambria Capital”).  Cambria Capital is an affiliate of Michael Vanderhoof a member of the Board of Directors of the Company. The engagement of Cambria Capital, the payment of the Placement Agent Fee and the issuance of the Agent Warrants were approved by a majority of the disinterested members of the Board of Directors.  The Agent Warrants are immediately exercisable at $0.60 per share, subject to adjustment for stock splits, combinations or similar events, and will expire seven years after issuance.  The warrant allows for a cashless exercise.

The shares of Common Stock sold in Offering were offered and sold in reliance upon exemptions from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).  The Agreements and the Warrant contain representations to support the Company’s reasonable belief that the Investors and Cambria Capital had access to information concerning the Company’s operations and financial condition, that the Investors are acquiring the shares of Common Stock and Cambria Capital is acquiring the Agent Warrants for their own respective accounts and not with a view to the distribution thereof, and that each of the Investors and Cambria Capital is an “accredited investor” as defined by Rule 501 promulgated under the Securities Act.

ITEM 16.  EXHIBITS

No.	Item
2.1
Agreement and Plan of Reorganization dated as of November 20, 2001, by and between the Company and e-Perception, Inc., incorporated by reference to Exhibit 1.1 to the Company’s Form 8-K filed on January 24, 2002.

2.2
Agreement and Plan of Merger, dated April 1, 2004, by and between Auxilio, Inc., PPVW Acquisition Corporation, and Alan Mayo & Associates, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on April 16, 2004.

3.1	Articles of Incorporation of the Company, as amended, incorporated by reference to Exhibit 3.1 to the Company’s Form 10-KSB filed on April 19, 2005.
3.2	Bylaws of the Company, incorporated by reference to Exhibit 2 to the Company’s Form 10-SB filed on October 1, 1999.
4.1
Subscription Agreement, dated January 9, 2002, by and among the Company and each of the stockholders of e-Perception, Inc., incorporated by reference to Exhibit 1.1 to the Company’s Form 8-K filed on January 24, 2002.

4.2
Form of Subscription Agreement entered into between April 6, 2009 and April 15, 2009 with Michael Vanderhoof and Edward B. Case, incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K filed on May 14, 2009.

10.1	The Company’s 2001 Stock Option Plan, incorporated by reference to Exhibit 4.1 to the Company’s Form S-8 filed on March 3, 2011.*
10.1.1	Form of Stock Option Agreement under the Company’s 2001 Stock Option Plan, incorporated by reference to Exhibit 4.6 to the Company’s Form S-8 filed on March 3, 2011.*
10.2	The Company’s 2003 Stock Option Plan, incorporated by reference to Exhibit 4.2 to the Company’s Form S-8 filed on March 3, 2011.*
10.2.1	Form of Stock Option Agreement under the 2003 Stock Option Plan, incorporated by reference to Exhibit 4.7 to the Company’s Form S-8 filed on March 3, 2011.*
10.3	The Company’s 2004 Stock Option Plan, incorporated by reference to Exhibit 4.3 to the Company’s Form S-8 filed on March 3, 2011.*
10.3.1	Form of Stock Option Agreement under the Company’s 2004 Stock Option Plan, incorporated by reference to Exhibit 4.8 to the Company’s Form S-8 filed on March 3, 2011.*
10.4	2007 Stock Option Plan, incorporated by reference to Exhibit 4.4 to the Company’s Form S-8 filed on March 3, 2011.*
10.5	Amendment to 2007 Stock Option Plan, incorporated by reference to Exhibit 4.5 to the Company’s Form S-8 filed on March 3, 2011.*
10.5.1	Form of 2007 Stock Option Agreement, incorporated by reference to Exhibit 4.9 to the Company’s Form S-8 filed on March 3, 2011.*
10.6	Auxilio’s 2011 Stock Incentive Plan, incorporated by reference to Exhibit 4.1 to our Form S-8 filed on August 24, 2011.*
10.6.1	Form of Auxilio’s 2011 Stock Option Agreement under the 2011 Stock Incentive Plan, incorporated by reference to Exhibit 4.3 to our Form S-8 filed on August 24, 2011.*
10.6.2	Form of Restricted Stock Agreement under the Auxilio 2011 Stock Incentive Plan, incorporated by reference to Exhibit 4.4 to our Form S-8 filed on August 24, 2011.*
10.7
Asset Purchase Agreement between Workstream USA, Inc., Workstream, Inc. and PeopleView, Inc. dated March 8,. 2004, incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on April 2, 2004.

10.8
Addendum dated as of May 27, 2004 to Asset Purchase Agreement dated March 17th, 2004 between Workstream Inc. Workstream USA, Inc. and PeopleView, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K/A filed on August 3, 2004.

10.9	Standard Office Lease Agreement, dated November 12, 2009, by and between Auxilio and Realty Associates Fund V L.P., incorporated by reference to Exhibit 10.15 to our Form 10-K filed on March 31, 2010.
10.10	Consulting Agreement, dated August 10, 2009, by and between John D. Pace and Auxilio, incorporated by reference to Exhibit 10.1 to our Form 8-K filed on August 13, 2009.
10.11	Executive Employment Agreement, effective January 1, 2012, by and between Auxilio and Joseph Flynn, incorporated by reference to Exhibit 10.2 to our Form 8-K filed on December 23, 2011.
10.12	Executive Employment Agreement, effective January 1, 2012, by and between Auxilio and Paul T. Anthony, incorporated by reference to Exhibit 10.1 to our Form 8-K filed on December 23, 2011.
10.13	Form of 8% Convertible Promissory Note, dated July 29, 2011, incorporated by reference to Exhibit 10.1 to our Form 8-K filed on August 3, 2011.
10.14	Form of Warrant to Purchase Common Stock, dated July 29, 2011, incorporated by reference to Exhibit 10.2 to our Form 8-K filed on August 3, 2011.
10.15	Placement Agent Warrant to Purchase Common Stock, dated July 29, 2011, incorporated by reference to Exhibit 10.3 to our Form 8-K filed on August 3, 2011.
10.16	Form of Security Agreement, dated July 29, 2011, incorporated by reference to Exhibit 10.4 to our Form 8-K filed on August 3, 2011.
10.17	Form of Registration Rights Agreement, dated July 29, 2011, incorporated by reference to Exhibit 10.5 to our Form 8-K filed on August 3, 2011.
10.18	Form of Investment Unit Purchase Agreement, dated July 29, 2011, incorporated by reference to Exhibit 10.6 to our Form 8-K filed on August 3, 2011.
10.19	Common Stock Warrant dated April 1, 2011, issued to Joseph Flynn, incorporated by reference to Exhibit 10.1 to our Form 8-K filed on April 4, 2011.
14	Code of Ethics, incorporated by reference to Exhibit 14.1 to the Company’s Form 10-KSB filed on April 14, 2004.
16.1	Letter regarding change in certifying accountants, dated February 14, 2002, incorporated by reference to Exhibit 16 to the Company’s Form 8-K filed on February 15, 2002.
16.2	Letter regarding change in certifying accountants dated December 22, 2005, incorporated by reference to Exhibit 16.1 to the Company’s Form 8-K/A filed on January 24, 2006.
21.1	Subsidiaries, incorporated by reference to exhibit 21.1 to the Company’s Annual Report on Form 10-K filed on April 10, 2012.
23.1	Consent of Haskell & White LLP, Independent Registered Public Accounting Firm.**
23.2	Consent of Stradling Yocca Carlson & Rauth (included in the opinion filed as Exhibit 5.1).***
24.1	Power of Attorney**

*- Each of these Exhibits constitutes a management contract, compensatory plan or arrangement.
**- Filed herewith
*** - Previously filed

ITEM 17.  UNDERTAKINGS

The undersigned registrant hereby undertakes:

1.   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) Include any additional or changed material information on the plan of distribution.

2.  That, for determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Mission Viejo, State of California, on April 20, 2012.

AUXILIO, INC.

By:  /s/ Joseph J. Flynn
Joseph J. Flynn
Chief Executive Officer and
Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Joseph J. Flynn Joseph J. Flynn	Chief Executive Officer (Principal Executive Officer and Director)	April 20, 2011
/s/ Paul T. Anthony Paul T. Anthony	Chief Financial Officer (Principal Financial Officer and Accounting Officer)	April 20, 2011
/s/ Edward Case Edward Case *	Director	April 20, 2011
/s/ Michael Joyce Michael Joyce *	Director	April 20, 2011
/s/ John D. Pace John D. Pace *	Director (Non-executive Chairman of the Board)	April 20, 2011
/s/ Max Poll Max Poll *	Director	April 20, 2011
/s/ Michael Vanderhoof Michael Vanderhoof *	Director	April 20, 2011
/s/ Mark St. Clare Mark St. Clare *	Director	April 20, 2011

*
Pursuant to a power-of-attorney granted to Joseph J. Flynn on April 6, 2011 to sign on the respective person’s behalf, individually and in each capacity stated above, all amendments and post-effective amendments to this registration statement and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

EXHIBIT INDEX

No.	Item
2.1
Agreement and Plan of Reorganization dated as of November 20, 2001, by and between the Company and e-Perception, Inc., incorporated by reference to Exhibit 1.1 to the Company’s Form 8-K filed on January 24, 2002.

2.2
Agreement and Plan of Merger, dated April 1, 2004, by and between Auxilio, Inc., PPVW Acquisition Corporation, and Alan Mayo & Associates, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on April 16, 2004.

3.1	Articles of Incorporation of the Company, as amended, incorporated by reference to Exhibit 3.1 to the Company’s Form 10-KSB filed on April 19, 2005.
3.2	Bylaws of the Company, incorporated by reference to Exhibit 2 to the Company’s Form 10-SB filed on October 1, 1999.
4.1
Subscription Agreement, dated January 9, 2002, by and among the Company and each of the stockholders of e-Perception, Inc., incorporated by reference to Exhibit 1.1 to the Company’s Form 8-K filed on January 24, 2002.

4.2
Form of Subscription Agreement entered into between April 6, 2009 and April 15, 2009 with Michael Vanderhoof and Edward B. Case, incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K filed on May 14, 2009.

10.1	The Company’s 2001 Stock Option Plan, incorporated by reference to Exhibit 4.1 to the Company’s Form S-8 filed on March 3, 2011.*
10.1.1	Form of Stock Option Agreement under the Company’s 2001 Stock Option Plan, incorporated by reference to Exhibit 4.6 to the Company’s Form S-8 filed on March 3, 2011.*
10.2	The Company’s 2003 Stock Option Plan, incorporated by reference to Exhibit 4.2 to the Company’s Form S-8 filed on March 3, 2011.*
10.2.1	Form of Stock Option Agreement under the 2003 Stock Option Plan, incorporated by reference to Exhibit 4.7 to the Company’s Form S-8 filed on March 3, 2011.*
10.3	The Company’s 2004 Stock Option Plan, incorporated by reference to Exhibit 4.3 to the Company’s Form S-8 filed on March 3, 2011.*
10.3.1	Form of Stock Option Agreement under the Company’s 2004 Stock Option Plan, incorporated by reference to Exhibit 4.8 to the Company’s Form S-8 filed on March 3, 2011.*
10.4	2007 Stock Option Plan, incorporated by reference to Exhibit 4.4 to the Company’s Form S-8 filed on March 3, 2011.*
10.5	Amendment to 2007 Stock Option Plan, incorporated by reference to Exhibit 4.5 to the Company’s Form S-8 filed on March 3, 2011.*
10.5.1	Form of 2007 Stock Option Agreement, incorporated by reference to Exhibit 4.9 to the Company’s Form S-8 filed on March 3, 2011.*
10.6	Auxilio’s 2011 Stock Incentive Plan, incorporated by reference to Exhibit 4.1 to our Form S-8 filed on August 24, 2011.*
10.6.1	Form of Auxilio’s 2011 Stock Option Agreement under the 2011 Stock Incentive Plan, incorporated by reference to Exhibit 4.3 to our Form S-8 filed on August 24, 2011.*
10.6.2	Form of Restricted Stock Agreement under the Auxilio 2011 Stock Incentive Plan, incorporated by reference to Exhibit 4.4 to our Form S-8 filed on August 24, 2011.*
10.7
Asset Purchase Agreement between Workstream USA, Inc., Workstream, Inc. and PeopleView, Inc. dated March 8,. 2004, incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on April 2, 2004.

10.8
Addendum dated as of May 27, 2004 to Asset Purchase Agreement dated March 17th, 2004 between Workstream Inc. Workstream USA, Inc. and PeopleView, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K/A filed on August 3, 2004.

10.9	Standard Office Lease Agreement, dated November 12, 2009, by and between Auxilio and Realty Associates Fund V L.P., incorporated by reference to Exhibit 10.15 to our Form 10-K filed on March 31, 2010.
10.10	Consulting Agreement, dated August 10, 2009, by and between John D. Pace and Auxilio, incorporated by reference to Exhibit 10.1 to our Form 8-K filed on August 13, 2009.
10.11	Executive Employment Agreement, effective January 1, 2012, by and between Auxilio and Joseph Flynn, incorporated by reference to Exhibit 10.2 to our Form 8-K filed on December 23, 2011.
10.12	Executive Employment Agreement, effective January 1, 2012, by and between Auxilio and Paul T. Anthony, incorporated by reference to Exhibit 10.1 to our Form 8-K filed on December 23, 2011.
10.13	Form of 8% Convertible Promissory Note, dated July 29, 2011, incorporated by reference to Exhibit 10.1 to our Form 8-K filed on August 3, 2011.
10.14	Form of Warrant to Purchase Common Stock, dated July 29, 2011, incorporated by reference to Exhibit 10.2 to our Form 8-K filed on August 3, 2011.
10.15	Placement Agent Warrant to Purchase Common Stock, dated July 29, 2011, incorporated by reference to Exhibit 10.3 to our Form 8-K filed on August 3, 2011.
10.16	Form of Security Agreement, dated July 29, 2011, incorporated by reference to Exhibit 10.4 to our Form 8-K filed on August 3, 2011.
10.17	Form of Registration Rights Agreement, dated July 29, 2011, incorporated by reference to Exhibit 10.5 to our Form 8-K filed on August 3, 2011.
10.18	Form of Investment Unit Purchase Agreement, dated July 29, 2011, incorporated by reference to Exhibit 10.6 to our Form 8-K filed on August 3, 2011.
10.19	Common Stock Warrant dated April 1, 2011, issued to Joseph Flynn, incorporated by reference to Exhibit 10.1 to our Form 8-K filed on April 4, 2011.
14	Code of Ethics, incorporated by reference to Exhibit 14.1 to the Company’s Form 10-KSB filed on April 14, 2004.
16.1	Letter regarding change in certifying accountants, dated February 14, 2002, incorporated by reference to Exhibit 16 to the Company’s Form 8-K filed on February 15, 2002.
16.2	Letter regarding change in certifying accountants dated December 22, 2005, incorporated by reference to Exhibit 16.1 to the Company’s Form 8-K/A filed on January 24, 2006.
21.1	Subsidiaries, incorporated by reference to exhibit 21.1 to the Company’s Annual Report on Form 10-K filed on April 10, 2012.
23.1	Consent of Haskell & White LLP, Independent Registered Public Accounting Firm.**
23.2	Consent of Stradling Yocca Carlson & Rauth (included in the opinion filed as Exhibit 5.1).***
24.1	Power of Attorney**

*- Each of these Exhibits constitutes a management contract, compensatory plan or arrangement.
**- Filed herewith
*** - Previously filed